                                                            File Nos. 333-81861
                                                                       811-6293

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM N-4

              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           Pre-effective Amendment No. 1

          REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                 Amendment No. 31

            SEPARATE ACCOUNT VA-K OF ALLMERICA FINANCIAL LIFE INSURANCE
                                AND ANNUITY COMPANY
                             (Exact Name of Registrant)

               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                (Name of Depositor)
                                 440 Lincoln Street
                                Worcester, MA 01653
                (Address of Depositor's Principal Executive Offices)
                                   (508) 855-1000
                (Depositor's Telephone Number, including Area Code)

                              Mary Eldridge, Secretary
               Allmerica Financial Life Insurance and Annuity Company
                                 440 Lincoln Street
                                Worcester, MA 01653
                 (Name and Address of Agent for Service of Process)


          It is proposed that this filing will become effective:

               immediately upon filing pursuant to paragraph (b) of Rule 485
         -----
               on (date) pursuant to paragraph (b) of Rule 485
         -----
               60 days after filing pursuant to paragraph (a)(1) of Rule 485
         -----
               on (date) pursuant to paragraph (a)(1) of Rule 485
         -----
               this post-effective amendment designates a new effective
         -----
               date for a previously filed post-effective amendment

                             VARIABLE ANNUITY POLICIES

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("the 1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("the 1933 Act"). The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1998 was filed on or before March 30, 1999.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                            ITEMS CALLED FOR BY FORM N-4


FORM N-4 ITEM NO.   CAPTION IN PROSPECTUS
-----------------   ---------------------
1 . . . . . . . . . Cover Page

2 . . . . . . . . . Special Terms

3 . . . . . . . . . Summary of Fees and Expenses; Summary of the Contract
                    Features

4 . . . . . . . . . Condensed Financial Information

5 . . . . . . . . . Description of the Companies, the Variable Accounts,
                    the Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price International Series, Inc. and DGPF.

6 . . . . . . . . . Charges and Deductions

7 . . . . . . . . . Description of the Contract

8 . . . . . . . . . Electing the Annuity Income Date; Choosing an Income
                    Option; Description of Annuity Benefit Options; Variable Annuity Payments

9 . . . . . . . . . Death Benefit

10. . . . . . . . . Variable Annuity Payments; Distribution

11. . . . . . . . . Withdrawals; Texas Optional Retirement Program

12. . . . . . . . . Federal Tax Considerations

13. . . . . . . . . Legal Matters

14. . . . . . . . . Statement of Additional Information - Table of Contents

FORM N-4 ITEM NO.   CAPTION IN THE STATEMENT OF ADDITIONAL INFORMATION
-----------------   --------------------------------------------------
15. . . . . . . . . Cover Page

16. . . . . . . . . Table of Contents

17. . . . . . . . . General Information and History

18. . . . . . . . . Services

19. . . . . . . . . Underwriters

20. . . . . . . . . Underwriters

21. . . . . . . . . Performance Information

22. . . . . . . . . Annuity Benefit Payments

23. . . . . . . . . Financial Statements

                      ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                         FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                     WORCESTER, MASSACHUSETTS

                        This Prospectus provides important information about
                        the Allmerica Immediate Advantage Variable Annuity
                        contracts issued by Allmerica Financial Life
                        Insurance and Annuity Company (in all jurisdictions
                        except New York) or by First Allmerica Financial Life
                        Insurance Company (in New York). The Contract is a
                        single payment immediate combination variable and
                        fixed annuity offered on both a group and individual
   PLEASE READ THIS     basis.
 PROSPECTUS CAREFULLY
 BEFORE INVESTING AND
  KEEP IT FOR FUTURE
      REFERENCE.

                        The Contract offers a Variable Income Option, which is supported by a legally segregated separate account of the Company called the Variable Account. The Variable Account is subdivided into Sub-Accounts. Each Sub-Account invests exclusively in shares of the following funds:


                        ALLMERICA INVESTMENT TRUST                           FIDELITY VARIABLE INSURANCE PRODUCTS FUND
                        -----------------------                              -------------------------------------
                        Select Emerging Markets Fund                         Overseas Portfolio
                        Select International Equity Fund                     Equity-Income Portfolio
                        Select Aggressive Growth Fund                        Growth Portfolio
                        Select Capital Appreciation Fund                     High Income Portfolio
                        Select Value Opportunity Fund
                        Select Growth Fund                                   FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
                        Select Strategic Growth Fund                         ---------------------------------------
                        Growth Fund                                          Asset Manager Portfolio
                        Equity Index Fund
                        Select Growth and Income Fund                        T. ROWE PRICE INTERNATIONAL SERIES, INC.
                        Investment Grade Income Fund                         ----------------------------------
                        Government Bond Fund                                 T. Rowe Price International Stock Portfolio
                        Money Market Fund                                    DELAWARE GROUP PREMIUM FUND, INC.
                                                                             --------------------------------
  ANNUITIES INVOLVE                                                          DGPF International Equity Series
   RISKS INCLUDING
    POSSIBLE LOSS
    OF PRINCIPAL.



                          The Company's General Account will support the Fixed Income Option.

    THIS ANNUITY IS       A Statement of Additional Information dated
        NOT:              ________, 1999 containing more information about
 - A BANK DEPOSIT OR      this annuity is on file with the Securities and
   OBLIGATION;            Exchange Commission and is incorporated by
 - FEDERALLY INSURED;     reference into this Prospectus. A copy may be
 - ENDORSED BY ANY        obtained free of charge by calling Allmerica
   BANK OR                Investments, Inc. at 1-800-723-6550. The Table of
   GOVERNMENTAL           Contents of the Statement of Additional
   AGENCY.                Information is listed on page 3 of this
                          Prospectus.
                          This Prospectus and the Statement of Additional
                          Information can also be obtained from the Securities and Exchange Commission's website
                          (http://www.sec.gov).
                          THE SECURITIES AND EXCHANGE COMMISSION HAS NOT
                          APPROVED OR DISAPPROVED THESE SECURITIES OR
                          DETERMINED THAT THE INFORMATION IS TRUTHFUL OR
                          COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                          CRIMINAL OFFENSE.

                          DATED ________, 1999

                               TABLE OF CONTENTS


SPECIAL TERMS...........................................................................          4
SUMMARY OF FEES AND EXPENSES............................................................          6
SUMMARY OF CONTRACT FEATURES............................................................         10
DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS, THE TRUST,
 FIDELITY VIP, FIDELITY VIP II, T. ROWE PRICE AND DGPF..................................         14
INVESTMENT OBJECTIVES AND POLICIES......................................................         15
DESCRIPTION OF THE CONTRACT.............................................................         18
  A.   Single Purchase Payment..........................................................         18
  B.   Right to Cancel..................................................................         18
  C.   Electing the Annuity Income Date.................................................         19
  D.   Choosing an Income Option........................................................         19
  E.   Description of Annuity Benefit Options...........................................         20
  F.   Variable Annuity Payments........................................................         20
        Net Investment Factor...........................................................         20
        The Annuity Unit and Annuity Unit Value.........................................         21
        Determination of First Annuity Payment..........................................         21
        Determination of the Number of Annuity Units....................................         21
        Dollar Amount of First Variable Annuity Payment.................................         22
        Dollar Amount of Subsequent Variable Annuity Payments...........................         22
        Payment of Annuity Payments.....................................................         22
  G.   Transfers of Annuity Units.......................................................         22
        Automatic Account Rebalancing...................................................         23
  H.   Withdrawals......................................................................         23
        Calculation of Proportionate Reduction..........................................         24
        Calculation of Present Value....................................................         25
  I.   Death Benefit....................................................................         26
        Death of an Owner or an Annuitant Before the Annuity Income Date................         26
        Payment of the Death Benefit....................................................         26
        The Spouse of the Deceased Owner as Beneficiary.................................         26
        Death of the Owner or the Annuitant After the Annuity Income Date...............         26
  J.   General Restrictions on Payments.................................................         27
  K.   Telephone Authorization..........................................................         27
  L.   Assignment.......................................................................         27
  M.  NORRIS Decision...................................................................         27
CHARGES AND DEDUCTIONS..................................................................         28
  A.   Variable Account Deductions......................................................         28
        Mortality and Expense Risk Charge...............................................         28
        Administrative Expense Charge...................................................         28
        Expenses of the Underlying Funds................................................         28
  B.   Premium Taxes....................................................................         28
  C.   Transfer Charge..................................................................         29
  D.   Withdrawal Adjustment Charge.....................................................         29
FEDERAL TAX CONSIDERATIONS..............................................................         30
  A.   Annuity Contracts in General.....................................................         30
  B.   Tax on Annuity Payments..........................................................         30
  C.   Tax on Withdrawals...............................................................         30
        Withdrawals Before the Annuity Date.............................................         30
        Withdrawals After the Annuity Income Date.......................................         31
  D.   Exchanges........................................................................         31
  E.   Tax Withholding..................................................................         31
  F.   Diversification and Control of Underlying Assets.................................         32

STATEMENTS AND REPORTS..................................................................         32
LOANS...................................................................................         32
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS.......................................         32
CHANGES TO COMPLY WITH LAW AND AMENDMENTS...............................................         33
VOTING RIGHTS...........................................................................         33
DISTRIBUTION............................................................................         33
SERVICES................................................................................         34
LEGAL MATTERS...........................................................................         34
YEAR 2000 COMPLIANCE....................................................................         34
FURTHER INFORMATION.....................................................................         35
APPENDIX A -- CONDENSED FINANCIAL INFORMATION...........................................        A-1
APPENDIX B -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.............        B-1

                                STATEMENT OF ADDITIONAL INFORMATION
                                         TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY.........................................................          2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY..........................          3
SERVICES................................................................................          3
UNDERWRITERS............................................................................          4
ANNUITY BENEFIT PAYMENTS................................................................          5
EXCHANGE OFFER..........................................................................          5
PERFORMANCE INFORMATION.................................................................          7
FINANCIAL STATEMENTS....................................................................        F-1

                                 SPECIAL TERMS

ANNUITANT: the person who must be alive for annuity payments to be made (unless payments are guaranteed). Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants. In contrast, the person to whom annuity payments are made is the Owner (or a person requested by the Owner). The Annuitant and the Owner may be the same individual.

ANNUITY INCOME DATE: the date annuity payments begin. The Annuity Income Date must be within twelve months of the Contract's Issue Date.

ANNUITY UNIT: a measure used to calculate annuity payments under a Variable Income Option.

ASSUMED INVESTMENT RETURN (AIR): used to calculate the initial variable annuity payment and to determine how the payment will change over time in response to the investment performance of the selected Sub-Accounts.

BENEFICIARY: the person, persons or entity entitled to the Death Benefit upon the death of the Owner prior to the Annuity Income Date or remaining annuity payments, if any, upon the death of the Owner on or after the Annuity Income Date.

CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that the dollar value of an annuity payment under a Variable Income Option will change due to investment performance.

COMPANY (OR WE, US OR OUR): Allmerica Financial Life Insurance and Annuity Company (in all jurisdictions except New York) or First Allmerica Financial Life Insurance Company (in New York).


CONTRACT VALUE: the Present Value of all future and/or remaining annuity payments. (See the section entitled "Present Value Determination.").


CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's Issue Date or on any anniversary of the Issue Date.

DATE OF FIRST CHANGE: The date on which your variable annuity payment will change in value for the first time.

FIXED INCOME OPTION: an income option with annuity payments that are fixed in amount (unless a withdrawal is taken or as a result of the death of the first Joint Annuitant).

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and anniversaries.

NET PAYMENT: the Single Purchase Payment less any premium tax.

OWNER (OR YOU OR YOUR): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to You and Your shall include Joint Owners.


SUB-ACCOUNT: a subdivision of the Variable Account. Each Sub-Account available under the Contract invests exclusively in the shares of a corresponding fund of Allmerica Investment Trust ("Trust"), a corresponding portfolio of the Fidelity Variable Insurance Products Fund ("Fidelity VIP"), the Asset Manager Portfolio of the Fidelity Variable Insurance Products Fund II ("Fidelity VIP II") or the
T. Rowe Price International Stock

Portfolio of T. Rowe Price International Series, Inc. ("T. Rowe Price"); or the DGPF International Equity Series of the Delaware Group Premium Fund, Inc. ("DGPF").


UNDERLYING FUND: an investment portfolio of the Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price or DGPF in which a Sub-Account invests.

VALUATION DATE: a day on which the net asset value of the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading.

VALUATION PERIOD: a period used in measuring the investment experience of a Sub-Account. The Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

VARIABLE ACCOUNT: one of our separate accounts, which we call Separate Account VA-K, consisting of assets segregated from our other assets. The investment performance of the assets of each of our separate accounts (and, under the Contract, each Sub-Account) is determined separately from our other assets and the assets are not chargeable with liabilities arising out of any other business which we may conduct.

VARIABLE INCOME OPTION: an income option providing for annuity payments varying in amount in accordance with the investment experience of the Underlying Funds selected.


VARIABLE INCOME OPTION RATE: the factor applied to the portion of the Net Payment allocated to the Variable Income Option and used to determine the number of Annuity Units in each annuity payment. The factor takes into account the Issue Date, the Annuity Income Date, annuity benefit option, the Assumed Investment Return, the Change Frequency and Date of First Change.

                          SUMMARY OF FEES AND EXPENSES


There are certain fees and expenses that you will bear under the Allmerica Immediate Advantage Variable Annuity Contract. The purpose of the following tables is to assist you in understanding these fees and expenses. The tables show (1) charges under the Contract, including (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Funds. Contract charges including the annual Sub-Account expenses are specified under the terms of the Contract. Annual Fund expenses are not fixed or specified under the terms of the Contract and will vary from year to year. In addition to the charges and expenses described below, premium taxes are applicable in some states and deducted as described under "B. Premium Taxes" under CHARGES AND DEDUCTIONS.



(1) CONTRACT CHARGES:                                                                                    CHARGE
------------------------------------------------------------------------------------------------------  ---------
TRANSFER CHARGE:                                                                                          None
 We currently do not charge for processing transfers and guarantee that the first 12 transfers in a
 Contract year will not be subject to a transfer charge. For each subsequent transfer, we reserve the right to assess a charge, guaranteed never to exceed $25, to reimburse us for the costs of processing the transfer.

WITHDRAWAL ADJUSTMENT CHARGE:
  After the Issue Date, you may request withdrawals, which will result in a calculation by the Company of the Present Value of future annuity payments. For withdrawals taken within 5 years from the Issue
  Date, the Assumed Investment Return ("AIR") you have chosen (in the case of a Variable Income
  Option) or the interest rate (in the case of a Fixed Income Option) used to determine the Present
  Value is increased by a Withdrawal Adjustment Charge in the following manner:

ADJUSTMENT TO AIR OR INTEREST RATE:
    If 15 or more years of annuity payments are being valued, the increase is                             1.00%
    If 10-14 years of annuity payments are being valued, the increase is                                  1.50%
    If less than 10 years of annuity payments are being valued, the increase is                           2.00%

  The increase to the AIR or interest rate used to determine the Present Value results in a greater proportionate reduction in the number of Annuity Units (under a variable income option) or dollar amount (under a fixed income option), than if the increase had not been made. Because each variable annuity payment is determined by multiplying the number of Annuity Units by the value of an Annuity
  Unit, the reduction in the number of Annuity Units will result in lower future variable annuity payments. See "H. Withdrawals" under DESCRIPTION OF THE CONTRACT for additional information.

(2) ANNUAL SUB-ACCOUNT EXPENSES:
------------------------------------------------------------------------------------------------------
  (on an annual basis as a percentage of average daily net assets)
  Mortality and Expense Risk Charge:                                                                      1.25%
  Administrative Expense Charge:                                                                          0.20%
                                                                                                        ---------
  Total Annual Expenses:                                                                                  1.45%


(3) ANNUAL UNDERLYING FUND EXPENSES:
  In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds as a percentage of average daily net assets for the year ended December 31, 1998, as adjusted for material changes. For more information concerning fees and expenses, see the prospectuses of the Underlying Funds.

                                                        MANAGEMENT FEE              OTHER           TOTAL FUND EXPENSES
                                                     (AFTER ANY VOLUNTARY      EXPENSES (AFTER      (AFTER ANY WAIVERS/
FUND                                                       WAIVERS)          ANY REIMBURSEMENTS)      REIMBURSEMENTS)
---------------------------------------------------  ---------------------  ---------------------  ----------------------
Select Emerging Markets Fund(@)....................          1.00%(1)*                1.19%              2.19%(1)(2)*
Select International Equity Fund...................          0.90%                    0.12%              1.02%(1)(2)
DGPF International Equity Series...................          0.82%                    0.13%              0.95%(3)
Fidelity VIP Overseas Portfolio....................          0.74%                    0.17%              0.91%(4)
T. Rowe Price International Stock Portfolio........          1.05%                    0.00%              1.05%
Select Aggressive Growth Fund......................          0.82%(***)               0.07%              0.89%(1)(2)***
Select Capital Appreciation Fund...................          0.94%(***)               0.10%              1.04%(1)(2)***
Select Value Opportunity Fund......................          0.90%(1)*                0.08%              0.98%(1)(2)*
Select Growth Fund.................................          0.81%(**)                0.05%              0.86%(1)(2)**
Select Strategic Growth Fund(@)....................          0.39%(*)                 0.81%              1.20%(1)(2)*
Growth Fund........................................          0.44%                    0.05%              0.49%(1)(2)
Fidelity VIP Growth Portfolio......................          0.59%                    0.09%              0.68%(4)
Equity Index Fund..................................          0.29%                    0.07%              0.36%(1)
Select Growth and Income Fund......................          0.68%                    0.05%              0.73%(1)(2)
Fidelity VIP Equity-Income Portfolio...............          0.49%                    0.09%              0.58%(4)
Fidelity VIP II Asset Manager Portfolio............          0.54%                    0.10%              0.64%(4)
Fidelity VIP High Income Portfolio.................          0.58%                    0.12%              0.70%
Investment Grade Income Fund.......................          0.43%                    0.09%              0.52%(1)
Government Bond Fund...............................          0.50%                    0.14%              0.64%(1)
Money Market Fund..................................          0.26%                    0.06%              0.32%(1)



(@) Select Emerging Markets Fund and Select Strategic Growth Fund commenced operations on February 20, 1998. Expenses shown are annualized.


(*) Amount has been adjusted to reflect a voluntary expense limitation currently in effect for Select Emerging Markets Fund, Select Value Opportunity Fund and Select Strategic Growth Fund. Without these adjustments, the Management Fees and Total Fund Expenses would have been 1.35% and 2.54%, respectively, for Select Emerging Markets Fund, 0.91% and 0.99%, respectively, for Select Value Opportunity Fund, and 0.85% and 1.66%, respectively, for Select Strategic Growth Fund.

(**) Effective June 1, 1998, the management fee rate for the Select Growth Fund was revised. The Management Fee and Total Fund Expense ratios shown in the table above have been adjusted to assume that the revised rates took effect January 1, 1998.


(***) Effective September 1, 1999, the management fee rates for the Select Aggressive Growth Fund and Select Capital Appreciation Fund were revised. The Management Fee and Total Fund Expenses shown in the table above have been adjusted to assume that the revised rates took effect January 1, 1998.


(1) Until further notice, Allmerica Financial Investment Management Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.35% of average net assets for Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.25% for Select Value Opportunity Fund, 1.50% for Select International Equity Fund, 1.20% for Growth Fund and Select Growth Fund, 1.10% for Select Growth and Income Fund, 1.00% for Investment Grade Income Fund and Government Bond Fund, and 0.60% for Money Market Fund and Equity Index Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations throughout 1998.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In addition, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor.

Until further notice, the Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets.

The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

(2) These Funds have entered into agreements with brokers whereby the brokers rebate a portion of commissions. Had these amounts been treated as reductions of expenses, the total annual fund operating expenses would have been 2.19% for Select Emerging Markets Fund, 0.86% for Select Aggressive Growth Fund, 1.02% for Select Capital Appreciation Fund, 0.94% for Select Value Opportunity Fund, 1.01% for Select International Equity Fund, 0.84% for Select Growth Fund, 1.14% for Select Strategic Growth Fund, 0.70% for Select Growth and Income Fund and 0.46% for Growth Fund.

(3) Effective May 1, 1999, Delaware International Advisers Ltd., the investment adviser for the International Equity Series, has agreed to limit total annual expenses of the fund to 0.95%. This limitation replaces a prior limitation of 0.95% that expired on April 30, 1999. The new limitation will be in effect through October 31, 1999. For the fiscal year ended December 31, 1998, the actual ratio of total annual expenses was 0.88%.

(4) A portion of the brokerage commissions that certain funds paid was used to reduce fund expenses. In addition, certain funds, or Fidelity Management & Research Company on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, total operating expenses would have been 0.89% for the Fidelity VIP Overseas Portfolio; 0.57% for the Fidelity VIP Equity-Income Portfolio; 0.63% for the Fidelity VIP II Asset Manager Portfolio and 0.66% for the Fidelity VIP Growth Portfolio.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

Expense limitations described above may not include extraordinary expenses, such as litigation.

EXPENSE EXAMPLES. The following examples demonstrate the cumulative expenses which an Owner would pay at 1-year, 3-year, 5-year and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets. Because the expenses of the Underlying Funds differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND IS NOT A REPRESENTATION OF PAST OR FUTURE RETURNS.

At the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

FUNDS                                                                            1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Select Emerging Markets Fund.................................................   $      36    $     111    $     187    $     387
Select International Equity Fund.............................................   $      25    $      76    $     130    $     277
DGPF International Equity Series.............................................   $      24    $      74    $     126    $     270
Fidelity VIP Overseas Portfolio..............................................   $      24    $      73    $     124    $     266
T. Rowe Price International Stock Portfolio..................................   $      25    $      77    $     131    $     280
Select Aggressive Growth Fund................................................   $      24    $      74    $     126    $     270
Select Capital Appreciation Fund.............................................   $      25    $      77    $     131    $     279
Select Value Opportunity Fund................................................   $      24    $      75    $     128    $     273
Select Growth Fund...........................................................   $      23    $      71    $     122    $     261
Select Strategic Growth Fund.................................................   $      19    $      60    $     103    $     223
Growth Fund..................................................................   $      21    $      66    $     113    $     243
Fidelity VIP Growth Portfolio................................................   $      18    $      56    $      96    $     209
Equity Index Fund............................................................   $      22    $      67    $     115    $     248
Select Growth and Income Fund................................................   $      20    $      63    $     108    $     232
Fidelity Equity-Income Portfolio.............................................   $      21    $      65    $     111    $     239
Fidelity VIP II Asset Manager Portfolio......................................   $      22    $      66    $     114    $     245
Fidelity VIP High Income Portfolio...........................................   $      20    $      61    $     105    $     226
Investment Grade Income Fund.................................................   $      21    $      65    $     111    $     239
Government Bond Fund.........................................................   $      18    $      55    $      94    $     205
Money Market Fund............................................................   $      27    $      81    $     139    $     295

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE ALLMERICA IMMEDIATE ADVANTAGE VARIABLE ANNUITY?

The Allmerica Immediate Advantage Variable Annuity contract ("Contract") is an insurance contract designed to provide you, the Owner, with monthly annuity income during the lifetime of the Annuitant or Joint Annuitants, or for a period of years. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

- A menu of investment options that you can customize to support your annuity payments;

- Underlying Funds managed by experienced professional investment advisers;

- Income that you can receive for life;

- Access to your money through withdrawals; and

- The ability to tailor your income stream by choosing from multiple annuity benefit options and selecting the first date the amount of your payments will change.

You may allocate your Net Payment to the Fixed Income Option or the Variable Income Option, or a combination of both. If you select the Variable Income Option, you may allocate your money to the Sub-Accounts investing in the Underlying Funds. You select the investment allocation most appropriate for your income needs. As those needs change, you may also change your allocation without incurring any tax consequences.

WHAT CHOICES DO I MAKE WHEN I PURCHASE THE CONTRACT?

At the time you apply for the Contract, you choose:


- the Annuitant(s) and the Beneficiary(ies);


- the date annuity payments begin, which must be within twelve months of the Contract's Issue Date;

- the annuity benefit option;

- whether you want variable annuity payments based on the investment performance of the Underlying Funds (the Variable Income Option), fixed annuity payments with payment amounts guaranteed by the Company (the Fixed Income Option), or a combination of fixed and variable annuity payments;

- a Change Frequency, if you allocate any portion of the Net Payment to the Variable Income Option (and you may select the first date your annuity payment will change); and


- one of the available Assumed Investment Returns ("AIR") if you allocate any portion of the Net Payment to the Variable Income Option.


On the Annuity Income Date, you, or the payee you designate, will begin to receive income based on one of the several annuity benefit options available under the Contract.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company (for contracts issued in all jurisdictions except New York) or First Allmerica Financial Life

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Insurance Company (for contracts issued in New York). Each Contract has an Owner
(or Joint Owners), an Annuitant (or Joint Annuitants) and one or more Beneficiaries.


The Annuitant is the person whose life is used to determine the duration of annuity payments involving a life contingency, unless payments are guaranteed for a certain number of years. The Beneficiary is the person, persons or entity entitled to the Death Benefit upon the death of the Owner prior to the Annuity Income Date or remaining annuity payments, if any, upon the death of the Owner on or after the Annuity Income Date. If the contract has Joint Owners and one Owner dies, the surviving Joint Owner is the primary Beneficiary.

HOW MUCH CAN I INVEST?

You may make a single purchase payment to the Contract. This payment is subject to a $75,000 minimum. The maximum single purchase payment is $5,000,000 without our prior approval. No additional payments may be made.

WHAT ARE MY INVESTMENT CHOICES?

You may allocate the Net Payment to the Fixed Income Option, the Variable Income Option, or a combination of both. Once selected, the Income Option may not be changed. If you select the Variable Income Option, you can allocate the Net Payment among the Sub-Accounts investing in the Underlying Funds.

VARIABLE INCOME OPTION: You have a choice of Sub-Accounts investing in the following Underlying Funds:

ALLMERICA INVESTMENT TRUST          FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Select Emerging Markets Fund        Overseas Portfolio
Select International Equity Fund    Equity-Income Portfolio
Select Aggressive Growth Fund       Growth Portfolio
Select Capital Appreciation Fund    High Income Portfolio
Select Value Opportunity Fund       FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Select Growth Fund                  Asset Manager Portfolio
Select Strategic Growth Fund        T. ROWE PRICE INTERNATIONAL SERIES, INC.
Growth Fund                         T. Rowe Price International Stock Portfolio
Equity Index Fund                   DELAWARE GROUP PREMIUM FUND, INC.
Select Growth and Income Fund       DGPF International Equity Series
Investment Grade Income Fund
Government Bond Fund
Money Market Fund

FOR A MORE DETAILED DESCRIPTION OF THE UNDERLYING FUNDS, SEE "INVESTMENT OBJECTIVES AND POLICIES."

FIXED INCOME OPTION: If you select the Fixed Income Option, your money will be supported by the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account.

CAN I MAKE TRANSFERS AMONG THE VARIABLE SUB-ACCOUNTS?

If you select the Variable Income Option, you may transfer among the Sub-Accounts investing in the Underlying Funds. You will incur no current taxes on transfers while your money remains in the Contract. See "G. Transfers of Annuity Units" under DESCRIPTION OF THE CONTRACT.


The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing


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charge guaranteed never to exceed $25. The automatic rebalancing under an
Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of transfer charge in each Contract year. Each subsequent automatic rebalancing is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.



WHAT IF I NEED TO MAKE A WITHDRAWAL?



You have the right to make withdrawals after the Annuity Income Date. The type of withdrawal and the number of withdrawals that may be made each calendar year depends upon whether the annuity benefit option is based upon the life of one or more Annuitants with no guaranteed payments (a "Life Annuity" option), under a life annuity benefit option that in part provides for a guaranteed number of payments (a "Life Annuity with Payment for a Certain Number of Years" or "Life Annuity with Cash Back" option), or an annuity benefit option based on a guaranteed number of payments (a "Payment for a Certain Number of Years" option). Under a Life Annuity option, the Owner may make one Payment Withdrawal each calendar year. Under a Life Annuity with Payment for a Certain Number of Years or a Life Annuity with Cash Back option, the Owner may make one Payment Withdrawal and one Present Value Withdrawal in each calendar year. Under a Payment for a Certain Number of Years option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "H. Withdrawals" under DESCRIPTION OF THE CONTRACT.


WHAT HAPPENS UPON DEATH OF THE OWNER OR THE ANNUITANT?

Before the Annuity Income Date, if an Owner or an Annuitant dies, a death benefit will be paid.

After the Annuity Income Date, if an Owner or an Annuitant dies, we will continue to pay remaining annuity payments, if any, in accordance with the terms of the annuity benefit option selected. See "I. Death Benefit" under DESCRIPTION OF THE CONTRACT.

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?


We will deduct, on a daily basis, an annual mortality and expense risk charge and administrative expense charge equal to 1.25% and 0.20%, respectively, of the average daily net assets invested in each Fund. The Funds will incur certain management fees and expenses that are described in "Other Charges" and in the Fund prospectuses accompanying this Prospectus. Also, depending upon the state in which you live, a deduction for state and local premium taxes, if any, may be made as described under "B. Premium Taxes" under CHARGES AND DEDUCTIONS.



You may request a withdrawal after the Annuity Income Date. Any withdrawals will result in a calculation by the Company of the present value of future annuity payments. For withdrawals taken within 5 years from the Issue date, an adjustment is made to the Assumed Investment Return ("AIR") you have chosen (in the case of a Variable Income Option) and/or the interest rate (in the case of a Fixed Income Option) used to calculate the present value of the future annuity payments.


The adjustment to the AIR or the interest rate used to determine the Present Value results in lower future annuity payments than if the adjustment had not been made. See "H. Withdrawals" under DESCRIPTION OF THE CONTRACT for additional information.

For more information regarding the charges applied to your Contract, see CHARGES AND DEDUCTIONS.

CAN I EXAMINE THE CONTRACT?

Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ninety days of receipt, the Contract will be canceled. See the "Right to Examine" provision on the cover of

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your Contract. If you cancel the Contract within ninety days after you received it, you will receive a refund of the Contract Value on the date the Contract is returned to us, plus any premium tax deducted on the Issue Date. However, if state law requires or if the Contract was issued as an Individual Retirement Annuity ("IRA"), and if you return the Contract within ten days after you have received it, you will receive a refund of the Single Purchase Payment less any annuity payments made and/or withdrawals taken. See "B. Right to Cancel" under DESCRIPTION OF THE CONTRACT.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

- You may change the Beneficiary, unless you have designated a Beneficiary irrevocably;

- You may change the person(s) you have designated to receive your annuity payments;

- If you selected the Variable Income Option, you may make transfers among your current investments without any tax consequences;

- You may make withdrawals; and

- You may cancel the Contract within ninety days of delivery.

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              DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS,
       THE TRUST, FIDELITY VIP, FIDELITY VIP II, T. ROWE PRICE, AND DGPF

THE COMPANIES. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000. Allmerica Financial is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1998, Allmerica Financial had over $14 billion in assets and over $26 billion of life insurance in force.

Effective October 1, 1995, Allmerica Financial changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. Allmerica Financial is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company that, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

First Allmerica Financial Life Insurance Company ("First Allmerica"), organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 1998, First Allmerica and its subsidiaries had over $27 billion in combined assets and over $48 billion of life insurance in force. Effective October 16, 1995, First Allmerica converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. First Allmerica is a wholly owned subsidiary of AFC. First Allmerica's principal office ("Principal Office") is located at 440 Lincoln Street, Worcester MA 01653, telephone 508-855-1000.

First Allmerica is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, First Allmerica is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Both Allmerica Financial and First Allmerica are charter members of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNTS. Each Company maintains a separate account called Separate Account VA-K (the "Variable Account"). The Variable Account of Allmerica Financial was authorized by vote of our Board of Directors on November 1, 1990. The Variable Account of First Allmerica was authorized by vote of our Board of Directors on November 1, 1990. Each Variable Account is registered with the SEC as a unit investment trust under the 1940 Act. This registration does not involve the supervision or management of investment practices or policies of the Variable Accounts or the Company by the SEC.

Separate Account VA-K is a separate investment account of the Company. The assets used to fund the variable portions of the Contracts are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of our general business, but the income, capital gains, or capital losses of each Sub-Account are allocated to such Sub-Account, without regard to other income, capital gains, or capital losses of the Company. Obligations under the Contracts are our obligations. Under Delaware and Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

We reserve the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. We also offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. In addition the Variable Account may invest in other underlying funds which are not available to the Contracts described in this Prospectus.

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ALLMERICA INVESTMENT TRUST.  Allmerica Investment Trust (the "Trust") is an
open-end, diversified management investment company registered with the SEC under the 1940 Act. Thirteen investment portfolios of the Trust are currently available under the Contract, each issuing a series of shares: the Growth Fund, Investment Grade Income Fund, Money Market Fund, Equity Index Fund, Government Bond Fund, Select International Equity Fund, Select Emerging Markets Fund, Select Strategic Growth Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Growth Fund, Select Growth and Income Fund and Select Value Opportunity Fund. Shares of the Trust are not offered to the general public but solely to such variable accounts.


Allmerica Financial Investment Management Services, Inc. ("AFIMS"), an indirect wholly owned subsidiary of First Allmerica, serves as the investment adviser of the Trust and has entered into sub-advisory agreements with other investment managers ("Sub-Advisers") who manage the investments of the Funds.


FIDELITY VARIABLE INSURANCE PRODUCTS FUND. Fidelity Variable Insurance Products Fund ("Fidelity VIP") managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Four of its investment portfolios are available under the Contract: Fidelity VIP High Income Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio and Fidelity VIP Overseas Portfolio.

FMR is one of America's largest investment management organizations and has its principal business address at 82 Devonshire Street, Boston, Massachusetts. It provides a number of mutual funds and other clients with investment research and portfolio management services.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II. Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), managed by FMR (see discussion above) is an open-end, diversified management investment company registered with the SEC under the 1940 Act. One of its investment portfolios is available under the
Contract: Fidelity VIP II Asset Manager Portfolio.

T. ROWE PRICE INTERNATIONAL SERIES, INC. T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by Rowe Price-Fleming International, Inc. ("Price-Fleming"), is an open-end, diversified management investment company registered with the SEC under the 1940 Act. One of its investment portfolios is available under the Contracts: the T. Rowe Price International Stock Portfolio. One of its affiliates, T. Rowe Price Associates, Inc., serves as the Sub-Adviser to the Select Capital Appreciation Fund.

DELAWARE GROUP PREMIUM FUND, INC. Delaware Group Premium Fund, Inc. ("DGPF") is an open-end, diversified, management investment company registered with the SEC under the 1940 Act. DGPF was established to provide a vehicle for the investment of assets of various separate accounts supporting variable insurance contracts. One investment portfolio is available under the Contract, the International Equity Series. The investment adviser for the International Equity Series is Delaware International Advisers Ltd. ("Delaware International").

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. The Underlying Funds are listed by general investment risk characteristics. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information of the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved.

SELECT EMERGING MARKETS FUND -- The Select Emerging Markets Fund seeks long-term growth of capital by investing in the world's emerging markets.

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SELECT INTERNATIONAL EQUITY FUND -- The Select International Equity Fund seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies.

DGPF INTERNATIONAL EQUITY SERIES -- The International Equity Series of DGPF seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income.

FIDELITY VIP OVERSEAS PORTFOLIO -- The Overseas Portfolio of Fidelity VIP seeks long-term growth of capital primarily through investments in foreign securities and provides a means to diversify their own portfolios by participating in companies and economies outside of the United States.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- The T. Rowe Price International Stock Portfolio seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

SELECT AGGRESSIVE GROWTH FUND -- The Select Aggressive Growth Fund seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

SELECT CAPITAL APPRECIATION FUND -- The Select Capital Appreciation Fund seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective. The Fund invests primarily in common stock of industries and companies which are believed to be experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate.

SELECT VALUE OPPORTUNITY FUND -- The Select Value Opportunity Fund seeks long-term growth by investing principally in a diversified portfolio of common stocks of small and mid-size companies whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

SELECT GROWTH FUND -- The Select Growth Fund seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

SELECT STRATEGIC GROWTH FUND -- The Select Strategic Growth Fund seeks long-term growth of capital by investing primarily in common stocks of established companies.

GROWTH FUND -- The Growth Fund is invested in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices. The objective of the Growth Fund is to achieve long-term growth of capital. Realization of current investment income, if any, is incidental to this objective.

FIDELITY VIP GROWTH PORTFOLIO -- The Growth Portfolio of Fidelity VIP seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

EQUITY INDEX FUND -- The Equity Index Fund seeks to provide investment results that correspond to the aggregate price and yield performance of a representative selection of United States publicly traded common stocks. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks.

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SELECT GROWTH AND INCOME FUND -- The Select Growth and Income Fund seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

FIDELITY VIP EQUITY-INCOME PORTFOLIO -- The Equity-Income Portfolio of Fidelity VIP seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500.

FIDELITY VIP II ASSET MANAGER PORTFOLIO -- The Asset Manager Portfolio of Fidelity VIP II seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.

FIDELITY VIP HIGH INCOME PORTFOLIO -- The High Income Portfolio of Fidelity VIP seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. These securities often are considered to be speculative, and involve greater risk of default or price changes than securities assigned a high quality rating.

INVESTMENT GRADE INCOME FUND -- The Investment Grade Income Fund is invested in a diversified portfolio of fixed income securities with the objective of seeking as high a level of total return (including both income and capital appreciation) as is consistent with prudent investment management.

GOVERNMENT BOND FUND -- The Government Bond Fund has the investment objectives of seeking high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements.

MONEY MARKET FUND -- The Money Market Fund is invested in a diversified portfolio of high-quality, short-term money market instruments with the objective of obtaining maximum current income consistent with the preservation of capital and liquidity.

CERTAIN UNDERLYING FUNDS HAVE INVESTMENT OBJECTIVES AND/OR POLICIES SIMILAR TO THOSE OF OTHER UNDERLYING FUNDS. THEREFORE, TO CHOOSE THE SUB-ACCOUNTS WHICH BEST MEET YOUR INDIVIDUAL NEEDS AND OBJECTIVES, CAREFULLY READ THE PROSPECTUSES OF THE TRUST, FIDELITY VIP, FIDELITY VIP II, T. ROWE PRICE AND DGPF, ALONG WITH THIS PROSPECTUS. IN SOME STATES, INSURANCE REGULATIONS MAY RESTRICT THE AVAILABILITY OF PARTICULAR SUB-ACCOUNTS. THE INVESTMENT ADVISER OR SUB-ADVISER OF AN UNDERLYING FUND MAY MANAGE OTHER MUTUAL FUNDS THAT HAVE SIMILAR NAMES, GOALS, AND/OR STRATEGIES AS THOSE OF AN UNDERLYING FUND. DESPITE THESE SIMILARITIES, THERE MAY BE DIFFERENCES BETWEEN THE UNDERLYING FUND AND THE OTHER FUND MANAGED BY THE SAME ADVISER, WHICH COULD RESULT IN DIFFERENCES IN THE RISKS AND RETURNS OF THE TWO FUNDS. NO REPRESENTATION IS MADE THAT ANY UNDERLYING FUND IS SIMILAR TO OR DIFFERENT FROM OTHER FUNDS MANAGED BY THE SAME ADVISER. FOR INFORMATION ON AN UNDERLYING FUND, CONSULT ITS PROSPECTUS.

If there is a material change in the investment objective of a Fund, you will be notified of the change. If a portion of your Variable Income Option is allocated to that Fund, you may transfer this amount without charge to another Fund. We must receive your written request within 60 days of the latest of the:

- effective date of the change in the investment objective or

- receipt of the notice of your right to transfer.

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                          DESCRIPTION OF THE CONTRACT

Subject to certain restrictions discussed below, you have the right:

- to select the annuity benefit option under which annuity payments are to be made;

- to determine whether those payments are to be made on a fixed basis (the Fixed Income Option), a variable basis (the Variable Income Option), or a combination fixed and variable basis;

- to allocate any portion of the Net Payment to the Variable Income Option, and you must choose:

    - how to allocate the Net Payment;

    - a Change Frequency (you may select the first date your annuity payment will change);


    - one of the available Assumed Investment Returns ("AIR") for a Variable Income Option (see "F. Variable Annuity Payments" below for details);



    - to elect how the Beneficiary should receive annuity payments, if any; and



    - to receive annuity payments (or designate someone else to receive annuity payments).


A.  SINGLE PURCHASE PAYMENT

You may make a single purchase payment to buy the Contract. This payment is subject to a $75,000 minimum. The maximum single purchase payment is $5,000,000 without our prior approval. No additional payments may be made.

The Company issues the Contract when its underwriting requirements are met. These requirements include receipt of the payment and allocation instructions by the Company at its Principal Office. These requirements also may include the proper completion of an application; however, where permitted, the Company may issue a Contract without completion of an application and/or signature for certain classes of Contracts.

Payments are to be made payable to the Company. The Net Payment is credited to the Contract and allocated as requested as of the date that all issue requirements are properly met. If all issue requirements are not completed within five business days of the Company's receipt of the single purchase payment, the payment will be returned immediately unless the Owner specifically consents to the holding of it pending completion of the outstanding issue requirements.

B.  RIGHT TO CANCEL

If you return the Contract to the Company within 90 days of receipt, the Contract will be cancelled.

If you purchase a Contract intended to qualify as an IRA or if you purchase the Contract in a state that requires a full refund, you may cancel the Contract and receive a refund as specified below.

    REFUND WITHIN TEN DAYS OF RECEIPT. If you return the Contract within ten days (or longer if required by law) after you have received it, we will refund the Single Purchase Payment less the total amount of all annuity payments made or withdrawals taken.

    REFUND AFTER TEN DAYS BUT WITHIN NINETY DAYS. If you return the Contract after ten days but within ninety days after the Issue Date, we will pay to you the Contract Value as of the date the Contract is returned to us plus any premium tax deducted on the Issue Date.

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
If you purchase a Contract that is not intended to qualify as an IRA or if you purchase the Contract in a state that does not require a full refund, you may cancel the Contract at any time within 90 days after receipt of the Contract and receive a refund. If you return the Contract, we will pay to you the Contract Value as of the date the Contract is returned to us plus any premium tax deducted on the Issue Date. This amount may be more or less than the Single Purchase Payment.

At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

In order to cancel the contract, you must mail or deliver the Contract to the agent through whom it was purchased, to our Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to any local agent of the Company. Mailing or delivery must occur within ten or ninety days, as applicable, after receipt of the Contract for cancellation to be effective. We ordinarily will send you a refund within seven days.

C.  ELECTING THE ANNUITY INCOME DATE

Annuity payments under the Contract will begin on the Annuity Income Date. You select the Annuity Income Date at the time of issue. The Annuity Income Date must be within twelve months of the Contract's Issue Date. You may not select the 29th, 30th or 31st day of the month for the Annuity Income Date.

The Internal Revenue Code (the "Code") and/or the terms of qualified plans may impose limitations on the age at which annuity payments may commence and the type of annuity benefit option that may be elected. You should carefully review the Annuity Income Date and the annuity benefit options with your tax advisor. See also FEDERAL TAX CONSIDERATIONS for further information.

D.  CHOOSING AN INCOME OPTION

You may choose a Fixed Income Option, a Variable Income Option or a combination of Fixed and Variable.

If you select a Fixed Income Option, each monthly annuity payment will be equal to the first (unless a withdrawal is made or as a result of the death of the first Joint Annuitant). Any portion of the Net Payment allocated to the Fixed Income Option will become part of our General Account.

If you select a Variable Income Option, you will receive monthly annuity payments based on the value of the Annuity Units in the chosen Sub-Account(s). Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of annuity payments will vary. Under this Contract, you may choose the frequency with which you want annuity payments to vary (the Change Frequency), which may be monthly, quarterly, semi-annually, or annually. The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity payment. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

The amount of your annuity payment will change for the first time one Change Frequency Cycle after the Issue Date. (For example, if a quarterly Change Frequency is chosen, your annuity payments will change for the first time three months after the Annuity Income Date.) However, if you would like the amount of the payment to change sooner, you can indicate the desired month.


The income option selected must result in an initial payment of at least $100 (a lower amount may be required in certain jurisdictions.) We reserve the right to increase this minimum amount. If the income option selected does not produce an initial payment which meets this minimum, a single payment may be made.


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
E.  DESCRIPTION OF ANNUITY BENEFIT OPTIONS

The Company currently provides the following annuity benefit options:

LIFE ANNUITY OPTIONS

- SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity payment due prior to the Annuitant's death.

- JOINT LIFE ANNUITY WITH SURVIVOR BENEFIT -- Monthly payments during the Joint Annuitants' lifetimes. Upon the first death, payments will continue to you or the Beneficiary (whichever is applicable) for the survivor's remaining lifetime based on the previously elected level of 100%, two-thirds (66.67%) or one-half (50%) of the total number of Annuity Units for a Variable Income Option or the annuity payment for a Fixed Income Option.

LIFE ANNUITY WITH PAYMENT FOR A CERTAIN NUMBER OF YEARS OPTIONS

- SINGLE LIFE ANNUITY -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to you or the Beneficiary (whichever is applicable).

- JOINT LIFE ANNUITY WITH SURVIVOR BENEFIT -- Monthly payments guaranteed for a specified number of years and continuing during the Joint Annuitants' lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime based on the previously elected level of 100%, two-thirds (66.67%) or one-half (50%) of the total number of Annuity Units for a Variable Income Option or the annuity payment for a Fixed Income Option. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to you or the Beneficiary (whichever is applicable).

LIFE ANNUITY WITH CASH BACK OPTIONS

- SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. At the Annuitant's death, any excess of the Net Payment, over the total amount of annuity payments made and withdrawals taken, will be paid to you or the Beneficiary (whichever is applicable).

- JOINT LIFE ANNUITY WITH SURVIVOR BENEFIT -- Monthly payments during the Joint Annuitants' lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime based on the previously elected level of 100%, two-thirds (66.67%) or one-half (50%) of the total number of Annuity Units for a Variable Income Option or the annuity payment for a Fixed Income Option. At the surviving Annuitant's death, any excess of the Net Payment, over the total amount of annuity payments made and withdrawals taken, will be paid to you or the Beneficiary (whichever is applicable).

PAYMENT FOR A CERTAIN NUMBER OF YEARS OPTION

Monthly annuity payments for a chosen number of years ranging from five to thirty are paid. The Payment for a Certain Number of Years option does not involve a life contingency. In the computation of the annuity payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

F.  VARIABLE ANNUITY PAYMENTS

NET INVESTMENT FACTOR. The Net Investment Factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result of dividing (1) by (2) and subtracting (3) and (4) where:

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
    (1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

    (2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

    (3) is a charge for mortality and expense risks equal to 1.25% on an annual basis of the daily value of the Sub-Account's assets; and

    (4) is an administrative charge equal to 0.20% on an annual basis of the daily value of the Sub-Account's assets.

THE ANNUITY UNIT AND ANNUITY UNIT VALUE. The Annuity Unit is a measure used to value the monthly annuity payments under a Variable Income Option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit under a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

(1) a discount factor equivalent to the Assumed Investment Return ("AIR") and

(2) the Net Investment Factor of the Sub-Account funding the annuity payments for the applicable Valuation Period.

Subject to the chosen Change Frequency, annuity payments will increase if the annualized Net Investment Factor during that period is greater than the AIR and will decrease if it is less than the AIR. Where permitted by law, the Owner may select an AIR of 3%, 5%, or 7%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR and will decrease more rapidly during periods when investment performance is less than the AIR.


DETERMINATION OF FIRST ANNUITY PAYMENT. The amount of the first periodic variable annuity payment depends on the:



- annuity benefit option chosen;



- length of the annuity benefit option elected;



- age of the Annuitant;



- gender of the Annuitant (if applicable, see "M. NORRIS Decision"):



- value of the amount applied under the annuity benefit option;



- applicable annuity benefit option rates based on the Annuity 2000 Mortality Table; and



- AIR selected.


DETERMINATION OF THE NUMBER OF ANNUITY UNITS. We have Variable Income Option Rates that determine the dollar amount of the first monthly payment under each Variable Income Option for each $1,000 of Net Payment. We calculate this amount assuming there is no change in the Annuity Unit Value. We then divide the amount of the first annuity payment attributable to a particular Sub-Account by the Annuity Unit Value of that Sub-Account to determine the number of Annuity Units credited to your Contract. This number of Annuity Units remains fixed under all annuity benefit options, except Joint and Survivor annuity benefit options that reduce the number of Annuity Units upon the first death. However, the number of variable annuity units under any annuity benefit option could change if transfers or withdrawals are made.

DOLLAR AMOUNT OF FIRST VARIABLE ANNUITY PAYMENT. The dollar amount of the first variable annuity payment will equal the number of Annuity Units of each Sub-Account multiplied by the value of an Annuity Unit of that Sub-Account on the applicable Valuation Date.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS. The dollar amount of subsequent variable annuity payments will vary with the Annuity Unit Value of the selected Sub-Account(s) on certain dates. The dollar amount of variable annuity payments remains level until the Date of First Change and within each Change Frequency cycle. On the Date of First Change and as of the start of each Change Frequency cycle, the dollar amount of the variable annuity payment is determined by multiplying the number of Annuity Units of each Sub-Account by the Annuity Unit Value of that Sub-Account on the applicable Valuation Date.

For an illustration of the calculation of a variable annuity payment using a hypothetical example, see "Annuity Payments" in the SAI.

PAYMENT OF ANNUITY PAYMENTS. You will receive the annuity payments unless you request in writing that payments be made to another person, persons, or entity. If you (or, if there are Joint Owners, the surviving Joint Owner) die on or after the Annuity Income Date, the Beneficiary will become the Owner of the Contract. Any remaining guaranteed annuity payments will continue to the Beneficiary in accordance with the terms of the annuity benefit option selected. If there are Joint Owners on or after the Annuity Income Date, upon the first Owner's death, any remaining guaranteed annuity payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit option selected.


If the Annuitant dies on or after the Annuity Income Date, but before all guaranteed annuity payments have been made, any remaining guaranteed payments will continue to be paid to you or the payee you have designated. Upon the death of the Owner, the Beneficiary will become the Owner. The Beneficiary may elect to receive in a single sum the Present Value of any remaining guaranteed annuity payments. For discussion of Present Value calculation, see "Calculation of Present Value" below.


G.  TRANSFERS OF ANNUITY UNITS

You may transfer among the available Sub-Accounts upon written or telephone request to us. Transfers may be made (a) before the Annuity Income Date and before the death of an Owner or an Annuitant; or (b) after the Annuity Income Date and as long as annuity payments are payable under the annuity benefit option selected. A properly completed authorization form must be on file before telephone requests will be honored. See "K. Telephone Authorization" under DESCRIPTION OF THE CONTRACT for more information. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Unit Value next computed after receipt of the transfer request.


Currently, we do not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, we reserve the right to assess a charge, guaranteed never to exceed $25, to reimburse us for the expense of processing transfers. The automatic rebalancing under an Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of transfer charge in each Contract year. Each subsequent automatic rebalancing is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.


Any transfer made because of a material change in the investment objective of a Sub-Account will not count towards the 12 free transfers, nor will we charge you a transfer fee. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts. However, we reserve the right to establish and impose reasonable rules restricting transfers. All transfers are subject to our consent.

AUTOMATIC ACCOUNT REBALANCING. You may request automatic rebalancing of Sub-Account allocations on a monthly, bi-monthly, quarterly, semi-annual or annual basis in accordance with your specified percentage allocations. Each rebalancing will result in a change in the number of Annuity Units. As frequently as you elect, we will review the percentage allocations in the Funds and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until we receive and record your request to terminate.

H.  WITHDRAWALS


WITHDRAWALS AFTER THE ANNUITY INCOME DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT WITH YOUR TAX ADVISOR AND SEE FEDERAL TAX CONSIDERATION, "C. TAX ON WITHDRAWALS."


You have the right, based on the annuity benefit option selected, to make withdrawals. Withdrawals may be made (a) before the Annuity Income Date and before the death of an Owner or an Annuitant, or (b) after the Annuity Income Date and as long as annuity payments are payable under the annuity benefit option selected. Two withdrawal options may be available to you: a Payment Withdrawal Amount option or a Present Value Withdrawal option.


The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount. The minimum amount of a withdrawal is $100. Any withdrawal is normally payable within seven days following our receipt of the withdrawal request.



The type of withdrawal and the number of withdrawals that may be made each calendar year depends upon whether the annuity benefit option is based upon the life of one or more Annuitants with no guaranteed payments (a "Life Annuity" option), under a life annuity benefit option that in part provides for a guaranteed number of payments (a "Life Annuity with Payment for a Certain Number of Years" or Life Annuity with Cash Back" option), or an annuity benefit option based on a guaranteed number of payments (a "Payment for a Certain Number of Years" option).



-WITHDRAWALS UNDER LIFE ANNUITY OPTIONS



 The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity payment multiplied by ten
 (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity payments.



-WITHDRAWALS UNDER LIFE ANNUITY WITH PAYMENT FOR A CERTAIN NUMBER OF YEARS OR
 LIFE ANNUITY WITH CASH BACK OPTIONS



 The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity payment multiplied by ten
 (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity payments.



 The Owner may make one Present Value Withdrawal in each calendar year, if there are remaining GUARANTEED annuity payments. The amount of each Present Value Withdrawal represents a percentage of the present value of the remaining guaranteed annuity payments. Each year a Present Value Withdrawal is taken, the Company records the percentage of the present value of the then remaining guaranteed annuity payments that was withdrawn. The total percentage withdrawn over the life of the Contract cannot exceed 75%. This means that each Present Value Withdrawal is limited by the REMAINING AVAILABLE PERCENTAGE. (For example, assume that in year three the Owner withdraws 15% of the then current present value of the remaining guaranteed annuity payments. In year seven, the Owner withdraws 20% of the then present value of the remaining guaranteed annuity payments. After year seven, the Owner may make Present Value Withdrawal(s) of up to 40% (75%-35%) of the present value of any remaining guaranteed annuity payments.)



 Under a Life Annuity with Payment for a Certain Number of Years or Life Annuity with Cash Back option, if the Annuitant is still living after the guaranteed annuity payments have been made, the number of Annuity Units or dollar amount applied to future annuity payments will be restored as if no Present Value Withdrawal(s) had taken place. See "Calculation of Proportionate Reduction-- Present Value Withdrawals," below.



-WITHDRAWALS UNDER PAYMENT FOR CERTAIN NUMBER OF YEARS OPTIONS



 The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity payments. Withdrawal of 100% of the present value of the guaranteed annuity payments will result in termination of the Contract.



The amount of each Payment Withdrawal or Present Value Withdrawal represents a portion of the present value of the remaining annuity payments or remaining guaranteed annuity payments, respectively, and proportionately reduces the number of Annuity Units (under a variable income option) or dollar amount (under a fixed income option) applied to future annuity payments. Because each variable annuity payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity payments. See "Calculation of Proportionate Reduction," below. The present value is calculated with a discount rate that will include an additional charge if a withdrawal is taken within 5 years of the Issue Date. See "Calculation of Present Value," below.



CALCULATION OF PROPORTIONATE REDUCTION. Each Payment Withdrawal proportionately reduces the number of Annuity Units applied to each future variable annuity payment or the dollar amount applied to each future fixed annuity payment. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future guaranteed variable annuity payment or the dollar amount applied to each future guaranteed fixed annuity payment. Because each variable annuity payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity payments.



- PAYMENT WITHDRAWALS. Payment Withdrawals are available under Life Annuity, Life Annuity with Payment for a Certain Number of Years, or Life Annuity with Cash Back options. The Owner may make one Payment Withdrawal in each calendar year.



  Under a variable income option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable annuity payment (determined immediately prior to the withdrawal) by the following fraction:



                        Amount of the variable withdrawal
                    ------------------------------------------
                 Present Value of all remaining variable annuity
                   payments immediately prior to the withdrawal



  Because each variable annuity payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity payments.



  Under a fixed income option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining fixed annuity payments.



  If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

- PRESENT VALUE WITHDRAWALS. Present Value Withdrawals are available under Life Annuity with Payment for a Certain Number of Years or Life Annuity with Cash Back options (the Owner may make one Present Value Withdrawal in each calendar year, if there are remaining guaranteed annuity payments) and under Payment for a Certain Number of Years options (the Owner may make multiple Present Value Withdrawals in each calendar year).



  Under a variable income option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity payment (determined immediately prior to the withdrawal) by the following fraction:



                        Amount of the variable withdrawal
                    ------------------------------------------
                  Present value of remaining guaranteed variable
                    annuity payments immediately prior to the
                                    withdrawal



  Under a fixed income option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity payments.



  Because each variable annuity payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity payments with respect to the guaranteed payments. Under a fixed income option, the proportionate reduction will result in lower fixed annuity payments with respect to the guaranteed payments. However, under a Life Annuity with Payments for a Certain Number of Years option or Life Annuity with Cash Back option, if the Annuitant is still living after the guaranteed number of annuity payments has been made, the number of Annuity Units or dollar amount of future annuity payments will be restored as if no Present Value Withdrawal(s) had taken place.



  If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.



CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity payments is calculated based an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable income option) or the interest rate (for a fixed income option) that was used at the time of annuitization to determine the annuity payments. If a withdrawal is made within 5 years of the Issue Date, the discount rate is increased by one of the following charges ("Withdrawal Adjustment Charge"):



- 15 or more years of annuity payments being valued --                     1.00%



- 10-14 years of annuity payments being valued --                          1.50%



- Less than 10 years of annuity payments being valued --                   2.00%



The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.



For each Payment Withdrawal, the number of years of annuity payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity payments (currently the Annuity 2000 Mortality Table).

Because the impact of the Withdrawal Adjustment Charge will depend on the type of the withdrawal taken, you should carefully consider the following before making a withdrawal (especially if you are making the withdrawal under a Life with Payment for a Certain Number of Years or Life Annuity with Cash Back option):



- For a Payment Withdrawal, the present value calculation (including any applicable adjustments to the discount rate) affects the proportionate reduction of the remaining number of Annuity Units (under a variable income option) or dollar amount (under a fixed income option), applied to each future annuity payment, as explained in "Calculation of Proportionate Reduction -- Payment Withdrawals," above. If a Withdrawal Adjustment Charge applies, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future annuity payment. This will result in lower future annuity payments, all other things being equal.



- For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. If a Withdrawal Adjustment Charge applies, the discount factor will be higher, and the maximum amount that can be withdrawn will be lower. In addition, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity payment. This will result in lower future annuity payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.



For examples comparing a Payment Withdrawal and a Present Value Withdrawal, see APPENDIX B -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.


I.  DEATH BENEFIT

DEATH OF AN OWNER OR AN ANNUITANT BEFORE THE ANNUITY INCOME DATE

If an Owner or an Annuitant dies before the Annuity Income Date, we will pay a death benefit equal to the Contract Value determined as of the Valuation Date on which we receive due proof of death. The death benefit will be paid to the Owner of the Contract. If there is no Owner or Joint Owner, we will pay the death benefit to the Beneficiary.

PAYMENT OF THE DEATH BENEFIT

Unless you have specified otherwise, the death benefit generally will be paid in one lump sum after receipt at the Principal Office of due proof of death. Instead of payment in one lump sum, the person entitled to the death benefit may, by written request, elect to receive a life annuity or an annuity for a certain number of years not extending beyond such person's life expectancy with annuity payments beginning no later than one year from the date of death.

THE SPOUSE OF THE DECEASED OWNER AS BENEFICIARY

The deceased Owner's spouse, if named as the sole Beneficiary, may by written request continue the Contract in lieu of receiving the death benefit upon the death of the Owner. Upon such election, the spouse becomes the Owner and Annuitant. As of the date of such election, annuity payments will be adjusted to reflect any change of Annuitant and Annuity Income Date. The new Annuity Income Date must be within twelve months of the Issue Date. Any subsequent spouse of the new Owner, if named as the Beneficiary, may not continue this Contract.

DEATH OF THE OWNER OR THE ANNUITANT AFTER THE ANNUITY INCOME DATE

If the Owner or the Annuitant dies after the Annuity Income Date, we will pay the remaining annuity payments, if any, in accordance with the terms of the annuity benefit option selected. Any remaining annuity payments will be paid to the Owner of the Contract. If there is no Owner or Joint Owner, then the Beneficiary will receive the payments and become the Owner of the Contract. The Beneficiary may elect to receive the Present Value of any remaining payments in one lump sum.

J.  GENERAL RESTRICTIONS ON PAYMENTS


For purposes of making annuity payments or payment of other benefits based on the value of a Sub-Account, the value of an Annuity Unit is determined as of the end of a Valuation Date, which is currently 4:00 p.m., Eastern time. Withdrawals, transfers, or payment of a death benefit from amounts under a Variable Income Option are usually paid within seven days of a request in proper form or, in the case of a death benefit, after we have received all necessary documentation. We reserve the right to defer withdrawals or transfers of amounts allocated to the Company's General Account for a period not to exceed six months. Deferred amounts will receive interest during the deferral period at a rate of at least 3%.


We reserve the right to defer payment on withdrawals, transfers, or payment of a death benefit from amounts in each Sub-Account in any period during which:

- trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

- the SEC has by order permitted such suspension; or

- an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a Sub-Account is not reasonably practicable.

K.  TELEPHONE AUTHORIZATION

In order for the Owner to be able to initiate transactions over the telephone, a properly completed authorization must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

L.  ASSIGNMENT

The Contract may not be assigned.

M.  NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectuses and SAIs of the Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price and DGPF.

A.  VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. We assess a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks we have assumed. The mortality risk arises from our guarantee that we will make annuity payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity benefit option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted for any annuity benefit option selected on all Contracts, including those that do not involve a life contingency, even though we do not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from our guarantee that the charges we make will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, we will absorb the losses. To the extent this charge results in a profit to us, such profit will be available for use by us for, among other things, the payment of distribution, sales and other expenses.

The mortality and expense risk charge is assessed daily at an annual rate of 1.25% of each Sub-Account's assets. This charge may not be increased.

ADMINISTRATIVE EXPENSE CHARGE. We assess each Sub-Account with a daily charge at an annual rate of 0.20% of the average daily net assets of the Sub-Account. The daily Administrative Expense Charge is assessed to help defray administrative expenses incurred in the administration of the Sub-Account.

Deductions for the Administrative Expense Charge are designed to reimburse us for the cost of administration and related expenses. The administrative functions and expense assumed by us in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

EXPENSES OF THE UNDERLYING FUNDS. Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. These fees and expenses may vary each year. They are not fixed or specified under the terms of the Contract, and they are not the responsibility of the Company. The prospectuses and SAI's of the Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price and DGPF contain additional information concerning expenses of the Underlying Funds.

B.  PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. We assess a charge for state and municipal premium taxes, when applicable, and deduct the amount paid as a premium tax charge. Our current practice is to deduct the premium tax charge when the Single Purchase Payment is received.

C.  TRANSFER CHARGE

We currently do not charge for processing transfers. We guarantee that the first 12 transfers in a Contract year will be free of transfer charge, but reserve the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse us for the expense of processing transfers. For more information, see "G. Transfers of Annuity Units" under DESCRIPTION OF THE CONTRACT.


D.  WITHDRAWAL ADJUSTMENT CHARGE



After the Issue Date, each calendar year the Owner may withdraw a portion of the present value of either all future annuity payments or future guaranteed annuity payments. If a withdrawal is made within 5 years of the Issue Date, the AIR or interest rate used to determine the annuity payments is increased by one of the following adjustments:



    15 or more years of annuity payments being valued --               1.00%
    10-14 years of annuity payments being valued --                    1.50%
    Less than 10 years of annuity payments being valued --             2.00%



The adjustment to the AIR or interest rate used to determine the present value results in lower future annuity payments, and may be viewed as a charge under the Contract. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.



For each Payment Withdrawal, the number of years of annuity payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate).



For more information see "H. Withdrawals", under DESCRIPTION OF THE CONTRACT.

                           FEDERAL TAX CONSIDERATIONS

The following is a general discussion of the federal income tax consequences of investing in this Contract. It is based upon the Company's understanding of current U.S. federal tax laws and does not address any state or local tax issues. THE DISCUSSION IS NOT INTENDED TO BE COMPLETE, NOR IS IT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT YOUR OWN CIRCUMSTANCES, INCLUDING ANY POSSIBLE APPLICATION OF SPECIAL RULES NOT DISCUSSED HERE.

The Company intends to assess a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account were a separate taxable entity.

A.  ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs and for providing a series of periodic payments for life or a fixed number of years. Congress has provided special rules in the Internal Revenue Code ("Code") for how you will be taxed on these periodic payments. There are also special rules for withdrawals from an annuity that are not in the form of periodic payments. The rules may apply differently to Qualified Contracts (a retirement plan which meets the requirements of Code Sections 401, 403, 408 or 408A) and to Non-Qualified Contracts.

As the Contract Owner, you may be taxed when a distribution occurs, either as an annuity payment or as a withdrawal.

B.  TAX ON ANNUITY PAYMENTS

When amounts are received as annuity payments, a portion of each annuity payment is treated as a partial return of your single purchase payment and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your single purchase payment are fully includible in income.

The Code imposes a penalty tax of 10% of the amount includible in income upon certain distributions from annuity contracts occurring before the owner reaches age 59 1/2. One of the exceptions from this penalty applies to amounts received as annuity payments under an immediate annuity. To qualify as an immediate annuity, a contract must, among other things, provide for a series of substantially equal periodic payments during the annuity period, and must have an annuity starting date (that is, the Annuity Income Date) that is no later than one year from the contract's issue date. We believe that the Contract should be treated as an immediate annuity, so there should be no penalty applicable to amounts paid as annuity payments, regardless of the age of the Contract Owner.

C.  TAX ON WITHDRAWALS


WITHDRAWALS BEFORE THE ANNUITY INCOME DATE



When you make a withdrawal, the amount you receive will not be divided into taxable and non-taxable portions in the same way as an annuity payment. Withdrawals will be includible to the extent of the earnings in your Contract. These distributions may also be subject to a penalty tax equal to 10% of the amount that is includible in income. Some distributions are exempt from the 10% penalty tax, including: (1) distributions paid on or after you reach age 59 1/2;
(2) distributions paid on or after your death; and (3) distributions paid if you become disabled (as defined in the Code). All Non-Qualified contracts issued by the Company to you during the same calendar year will be aggregated to determine the taxable amount of any withdrawal.



WITHDRAWALS AFTER THE ANNUITY INCOME DATE



The Code does not specifically address refunds or withdrawals from immediate annuity contracts. The Internal Revenue Service ("IRS") has issued one private letter ruling concluding that the right to make these withdrawals does not prevent an annuity contract from qualifying as an immediate annuity. However, the ruling does not clearly state the effect of an actual withdrawal on the tax treatment of annuity payments made before and after the withdrawal. If, as a result of a withdrawal, distributions from a Contract after the annuity starting date were not substantially equal, there is a risk that the Contract could fail to qualify as an immediate annuity. In that case, the portion includible in income of each annuity payment received prior to your attaining age 59 1/2 would be subject to a 10% penalty tax (unless another exception to the penalty tax is applied). While we currently believe that a withdrawal will not adversely affect the favorable tax treatment of annuity payments received before or after the withdrawal and we intend to perform our tax reporting functions accordingly, there can be no assurance that the IRS will not take a contrary position. You should obtain competent tax advice prior to making a withdrawal from your Contract.



It is possible that the IRS will take the view that when withdrawals are taken after the Annuity Income Date, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current annuity value.



For example, assume that a Contract Owner with a Contract Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 after the Annuity Income Date. Under this view, the Contract Owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, additional tax penalties may also apply.



These distributions may also be subject to a penalty tax equal to 10% of the amount that is includible in income. Some distributions are exempt from the 10% penalty tax, including: (1) distributions paid on or after you reach age 59 1/2;
(2) distributions paid on or after your death; and (3) distributions paid if you become disabled (as defined in the Code).



OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISORS PRIOR TO MAKING ANY WITHDRAWALS.


D.  EXCHANGES

You may exchange another annuity contract to acquire a Contract. For tax purposes, the contract Issue Date will be the purchase date of the annuity contract you exchange. Accordingly, in order for your Contract to qualify as an immediate annuity, your Annuity Income Date must be no later than one year after the purchase date of the contract you are exchanging.

If you exchange your Contract in exchange for another annuity contract with the same Annuitant and Owner, the exchange will generally be treated as a tax-free exchange. An exchange for a contract with a different Annuitant or Owner would generally be treated as a taxable exchange.

E.  TAX WITHHOLDING

The Company is required to withhold taxes from any payment made from Non-Qualified and Qualified Contracts, including IRAs, unless you direct otherwise. You may not direct the Company to refrain from withholding taxes on certain distributions from a Qualified Contract that is part of a retirement plan under

Code Section 401 or 403. In addition, the Company is required to report distributions from both Qualified and Non-Qualified Contracts to the IRS.

F.  DIVERSIFICATION AND CONTROL OF UNDERLYING ASSETS

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order for the contract to be treated as an annuity contract. The Underlying Funds have committed to us that they will comply with these requirements.

In addition, Treasury regulations provide that a contract may not be treated as an annuity contract for tax purposes if the contract owner has control over the assets underlying the contract. The IRS has not yet issued guidance on whether the degree of control you exercise over the underlying investments could cause you to be considered the owner of the Fund shares. If you, rather than the Company, were considered the owner of the Fund shares, your Contract would not be treated as an annuity. We believe that we will be the owner of the Fund shares for tax purposes; however, future IRS guidance may affect this conclusion and may have retroactive effect. This may affect whether the Underlying Funds will be able to continue to operate as described in the Funds' prospectus. Moreover, we reserve the right, but have no obligation, to modify the Contracts as we deem necessary or appropriate to ensure that the Contracts continue to qualify as annuities for tax purposes.

                             STATEMENTS AND REPORTS

You are sent a report semi-annually which provides certain financial information about the Underlying Funds. At least annually, but possibly as frequent as quarterly, we will furnish a statement to you containing information about your Contract, including information as required by applicable law, rules and regulations. We will also send a confirmation statement to you each time a transaction is made. (Certain transactions made under recurring payment plans such as Automatic Account Rebalancing may in the future be confirmed quarterly rather than by immediate confirmations.) You should review the information in all statements carefully. All errors or corrections must be reported to us immediately to assure proper crediting to the Contract. We will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless you notify the Principal Office in writing within 30 days after receipt of the statement.

                                     LOANS

Loans will not be permitted under this contract.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to compliance with applicable law, to: (1) transfer assets from the Variable Account or any of its Sub-Accounts to another of our separate accounts or sub-accounts having assets of the same class; (2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law; (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act; (4) to substitute the shares of any other registered investment company or other investment medium for the Underlying Fund shares held by a Sub-Account, in the event that Underlying Fund shares are unavailable for investment, or if we determine that further investment in such Underlying Fund shares is inappropriate in view of the purpose of the Sub-Account; (5) to change the methodology for determining the Net Investment Factor; and (6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described above be made without notice to you in accordance with the 1940 Act.

We also reserve the right to establish additional sub-accounts of the Variable Account, each of which would invest in shares corresponding to a new underlying fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new sub-accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new sub-accounts may be made available to existing Owners on a basis which we will determine.

Shares of the Underlying Funds also are issued to the separate accounts of the Company and our affiliates which issue variable life contracts ("mixed funding"). Shares of the Funds also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although neither we nor any of the underlying investment companies currently foresee any such disadvantages to either variable life owners or variable annuity owners, we and the respective trustees intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, we will bear the attendant expenses.

If any of these substitutions or changes is made, we may endorse the Contracts to reflect the substitution or change, and will notify you of all such changes. If we deem it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Accounts may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or our other separate accounts.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

We reserve the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give you the benefit of, any federal or state statute, rule or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. You will be given written notice of such changes.

                                 VOTING RIGHTS

We will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from you. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Fund, together with a form with which to give voting instructions to us. Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. We also will vote shares in a Sub-Account that we own and which are not attributable to the Contract in the same proportion. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result we determine that we are permitted to vote shares in our own right, whether or not such shares are attributable to the Contract, we reserve the right to do so.

The number of votes that you may cast will be determined by us as of the record date established by the Underlying Fund. The number of Underlying Fund shares will be determined by dividing the reserve held in each Sub-Account for the Variable Annuity by the net asset value of one Underlying Fund share. Ordinarily, voting interest in the Underlying Fund will decrease as the reserve for the Variable Annuity is depleted.

                                  DISTRIBUTION

The Contracts offered by this Prospectus may be purchased from representatives of Allmerica Investments, Inc., a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is also the principal underwriter and distributor and is an indirect wholly owned subsidiary of First Allmerica. The Contract also may be purchased from certain independent broker-dealers that are NASD members.

We pay commissions, not to exceed 5.0% of payments, to registered representatives of Allmerica Investments, Inc. Alternative commission schedules are available with varying initial commission amounts based on the Single Purchase Payment, plus ongoing annual compensation of up to 4% of annuity payments.


We intend to recoup commissions and other sales expenses through anticipated profits from our General Account, which may include amounts derived from mortality and expense risk charges. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to you or to the Variable Account. You may direct any inquiries to your financial representative or to Annuity Client Services, Allmerica Financial Life Insurance and Annuity Company, 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-723-6550.


                                    SERVICES

We receive fees from the investment advisers or other service providers of certain Funds in return for providing certain services to Owners. Currently, we receive service fees with respect to the Fidelity VIP Overseas Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP High Income Portfolio, and Fidelity VIP II Asset Manager Portfolio, at an annual rate of 0.10% of the aggregate net asset value, respectively, of the shares of such Funds held by the Variable Account. With respect to the T. Rowe Price International Stock Portfolio, we receive service fees at an annual rate of 0.15% of the aggregate net asset value of shares held by the Variable Account. We may in the future render services for which we will receive compensation from the investment advisers or other service providers of other Funds.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

                              YEAR 2000 COMPLIANCE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.


Based on a third party assessment, we determined that significant portions of its software required modification or replacement to enable its computer systems to properly process dates beyond December 31, 1999. We have completed the process of modifying or replacing existing software and believes that this action will resolve the Year 2000 issue. However, should there be serious unanticipated interruptions from unknown sources, the Year 2000 issue could have a material adverse impact on our operations. Specifically, we could experience, among other things, an interruption in our ability to collect and process premiums, process claim payments, safeguard and manage our invested assets, accurately maintain policyholder information, accurately maintain accounting records, and perform customer service. Any of these specific events, depending on duration, could have a material adverse impact on the results of operations and our financial position.



We are engaged in formal communications with all of our suppliers to determine the extent to which we are vulnerable to those third parties' failure to remediate their own Year 2000 issue. Our total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with our involvement on a third party's Year 2000 issue, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which our systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with our systems, would not have material adverse effect on us. We do not believe that we have material exposure to contingencies related to the Year 2000 issue for the products we have sold. Although we do not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.


The cost of the Year 2000 project is being expensed as incurred and is being funded primarily through a reallocation of resources from discretionary projects and a reduction in systems maintenance and support costs. Therefore, the Year 2000 project is not expected to result in any significant incremental technology cost and is not expected to have a material effect on the results of operations. We and our affiliates have incurred and expensed approximately $59 million related to the assessment, plan development and substantial completion of the Year 2000 project, through June 30, 1999. The total remaining cost of the project is estimated between $10-20 million.


                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                        CONDENSED FINANCIAL INFORMATION
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                             SEPARATE ACCOUNT VA-K

                                                                    YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------------------------------
SUB-ACCOUNTS                               1998        1997        1996        1995        1994       1993       1992
--------------------------------------  ----------  ----------  ----------  ----------  ----------  ---------  ---------
SELECT INTERNATIONAL EQUITY FUND
Accumulation Unit Value:
  Beginning of Period.................       1.398       1.355       1.127       0.956       1.000        N/A        N/A
  End of Period.......................       1.605       1.398       1.355       1.127       0.956        N/A        N/A
Units Outstanding at End of Period (in
  thousands)..........................     130,011     115,585      77,485      37,680      12,530        N/A        N/A
DGPF INTERNATIONAL EQUITY SERIES
Accumulation Unit Value:
  Beginning of Period.................       1.596       1.519       1.284       1.143       1.129      1.000        N/A
  End of Period.......................       1.736       1.596       1.519       1.284       1.143      1.129        N/A
Units Outstanding at End of Period (in
  thousands)..........................      68,279      62,134      44,416      34,692      26,924      6,681        N/A
FIDELITY VIP OVERSEAS PORTFOLIO
Accumulation Unit Value:
  Beginning of Period.................       1.632       1.484       1.330       1.230       1.226      0.906      1.030
  End of Period.......................       1.814       1.632       1.484       1.330       1.230      1.226      0.906
Units Outstanding at End of Period (in
  thousands)..........................      59,052      56,689      63,050      65,256      59,774     25,395      6,728
T. ROWE PRICE INTERNATIONAL STOCK
  PORTFOLIO
Accumulation Unit Value:
  Beginning of Period.................       1.222       1.203       1.064       1.000         N/A        N/A        N/A
  End of Period.......................       1.396       1.222       1.203       1.064         N/A        N/A        N/A
Units Outstanding at End of Period (in
  thousands)..........................      68,367      59,832      35,915      10,882         N/A        N/A        N/A
SELECT AGGRESSIVE GROWTH FUND
Accumulation Unit Value:
  Beginning of Period.................       2.305       1.970       1.686       1.292       1.342      1.139      1.000
  End of Period.......................       2.513       2.305       1.970       1.686       1.292      1.342      1.139
Units Outstanding at End of Period (in
  thousands)..........................     125,758     106,790      89,974      70,349      54,288     26,158      2,019
SELECT CAPITAL APPRECIATION FUND
Accumulation Unit Value:
  Beginning of Period.................       1.670       1.482       1.383       1.000         N/A        N/A        N/A
  End of Period.......................       1.875       1.670       1.482       1.383         N/A        N/A        N/A
Units Outstanding at End of Period (in
  thousands)..........................      80,048      70,932      52,927      16,096         N/A        N/A        N/A
SELECT VALUE OPPORTUNITY FUND
Accumulation Unit Value:
  Beginning of Period.................       1.945       1.580       1.249       1.075       1.167      1.000        N/A
  End of Period.......................       2.011       1.945       1.580       1.249       1.075      1.167        N/A
Units Outstanding at End of Period (in
  thousands)..........................      99,750      85,126      60,145      43,433      33,049      9,902        N/A

                                                                    YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------------------------------
SUB-ACCOUNTS                               1998        1997        1996        1995        1994       1993       1992
--------------------------------------  ----------  ----------  ----------  ----------  ----------  ---------  ---------
SELECT GROWTH FUND
Accumulation Unit Value:
  Beginning of Period.................       2.001       1.514       1.259       1.024       1.055      1.058      1.000
  End of Period.......................       2.671       2.001       1.514       1.259       1.024      1.055      1.058
Units Outstanding at End of Period (in
  thousands)..........................     121,005      96,643      62,633      47,078      38,415     26,064      3,039
GROWTH FUND
Accumulation Unit Value:
  Beginning of Period.................       2.336       1.894       1.599       1.221       1.236      1.175      1.111
  End of Period.......................       2.748       2.336       1.894       1.599       1.221      1.236      1.175
Units Outstanding at End of Period (in
  thousands)..........................     164,914     156,173     135,573     116,008     102,399     72,609     34,373
FIDELITY VIP GROWTH PORTFOLIO
Accumulation Unit Value:
  Beginning of Period.................       2.608       2.143       1.895       1.419       1.440      1.224      1.135
  End of Period.......................       3.586       2.608       2.143       1.895       1.419      1.440      1.224
Units Outstanding at End of Period (in
  thousands)..........................     149,009     148,211     142,450     116,485      90,717     49,136     18,253
EQUITY INDEX FUND
Accumulation Unit Value:
  Beginning of Period.................       2.581       1.977       1.640       1.221       1.266      1.135      1.074
  End of Period.......................       3.265       2.581       1.977       1.640       1.221      1.226      1.135
Units Outstanding at End of Period (in
  thousands)..........................     107,625      85,344      57,428      39,534      29,176     22,466      9,535
SELECT GROWTH AND INCOME FUND
Accumulation Unit Value:
  Beginning of Period.................       1.978       1.638       1.370       1.066       1.074      0.987      1.000
  End of Period.......................       2.270       1.978       1.638       1.370       1.066      1.074      0.987
Units Outstanding at End of Period (in
  thousands)..........................     119,107     103,543      82,434      63,841      51,098     31,846      4,711
FIDELITY VIP EQUITY-INCOME PORTFOLIO
Accumulation Unit Value:
  Beginning of Period.................       2.824       2.236       1.185       1.490       1.412      1.211      1.051
  End of Period.......................       3.107       2.824       2.236       1.185       1.490      1.412      1.211
Units Outstanding at End of Period (in
  thousands)..........................     187,989     180,001     167,000     139,145     104,356     61,264     17,855
FIDELITY VIP II ASSET MANAGER
  PORTFOLIO
Accumulation Unit Value:
  Beginning of Period.................       1.514       1.273       1.127       0.977       1.000        N/A        N/A
  End of Period.......................       1.717       1.514       1.273       1.127       0.977        N/A        N/A
Units Outstanding at End of Period (in
  thousands)..........................      69,704      55,551      42,415      33,444      20,720        N/A        N/A

                                                                    YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------------------------------
SUB-ACCOUNTS                               1998        1997        1996        1995        1994       1993       1992
--------------------------------------  ----------  ----------  ----------  ----------  ----------  ---------  ---------
FIDELITY VIP HIGH INCOME PORTFOLIO
Accumulation Unit Value:
  Beginning of Period.................       2.272       1.958       1.743       1.465       1.510      1.270      1.047
  End of Period.......................       2.142       2.272       1.958       1.743       1.465      1.510      1.270
Units Outstanding at End of Period (in
  thousands)..........................      97,829      76,343      53,956      38,042      27,041     13,583      3,625
INVESTMENT GRADE INCOME FUND
Accumulation Unit Value:
  Beginning of Period.................       1.530       1.418       1.390       1.073       1.250      1.145      1.073
  End of Period.......................       1.629       1.530       1.418       1.390       1.196      1.250      1.145
Units Outstanding at End of Period (in
  thousands)..........................     102,088      86,816      79,054      69,168      57,454     48,488     15,428
GOVERNMENT BOND FUND
Accumulation Unit Value:
  Beginning of Period.................       1.384       1.311       1.285       1.152       1.179      1.112      1.075
  End of Period.......................       1.469       1.384       1.311       1.285       1.152      1.179      1.112
Units Outstanding at End of Period (in
  thousands)..........................      48,930      35,261      30,921      31,710      32,519     60,265     29,844
MONEY MARKET FUND
Accumulation Unit Value:
  Beginning of Period.................       1.214       1.167       1.124       1.077       1.051      1.035      1.013
  End of Period.......................       1.262       1.214       1.167       1.124       1.077      1.051      1.035
Units Outstanding at End of Period (in
  thousands)..........................     128,730      91,676      92,354      69,311      37,668     30,815     30,778


No information is shown above for Select Strategic Growth Fund and Select Emerging Markets Fund because these Sub-Accounts commenced operations after December 31, 1998.

                        CONDENSED FINANCIAL INFORMATION
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VA-K

SUB-ACCOUNTS                                                            1998       1997       1996       1995       1994
--------------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
SELECT INTERNATIONAL EQUITY FUND
Accumulation Unit Value:
  Beginning of Period...............................................      1.398      1.355      1.128      0.956      1.000
  End of Period.....................................................      1.605      1.398      1.355      1.128      0.956
Number of Units Outstanding at End of Period (in thousands).........      9,713      8,076      5,068      2,093        446
DGPF INTERNATIONAL EQUITY SERIES
Accumulation Unit Value:
  Beginning of Period...............................................      1.387      1.319      1.115      0.993      1.000
  End of Period.....................................................      1.508      1.387      1.319      1.115      0.993
Number of Units Outstanding at End of Period (in thousands).........      4,148      3,266      2,023      1,304        667
FIDELITY VIP OVERSEAS PORTFOLIO
Accumulation Unit Value:
  Beginning of Period...............................................      1.298      1.180      1.058      0.978      1.000
  End of Period.....................................................      1.443      1.298      1.180      1.058      0.978
Number of Units Outstanding at End of Period (in thousands).........      4,358      3,601      3,114      2,804      1,697
T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
Accumulation Unit Value:
  Beginning of Period...............................................      1.222      1.203      1.064      1.000        N/A
  End of Period.....................................................      1.396      1.222      1.203      1.064        N/A
Number of Units Outstanding at End of Period (in thousands).........      5,670      4,536      2,506        542        N/A
SELECT AGGRESSIVE GROWTH FUND
Accumulation Unit Value:
  Beginning of Period...............................................      1.825      1.560      1.335      1.023      1.000
  End of Period.....................................................      1.989      1.825      1.560      1.335      1.023
Number of Units Outstanding at End of Period (in thousands).........     10,282      7,947      5,681      2,907      1,211
SELECT CAPITAL APPRECIATION FUND
Accumulation Unit Value:
  Beginning of Period...............................................      1.670      1.482      1.115      1.000        N/A
  End of Period.....................................................      1.875      1.670      1.482      1.115        N/A
Number of Units Outstanding at End of Period (in thousands).........      5,947      5,197      3,849      1,069        N/A
SELECT VALUE OPPORTUNITY FUND
Accumulation Unit Value:
  Beginning of Period...............................................      1.764      1.433      1.131      0.975      1.000
  End of Period.....................................................      1.823      1.764      1.433      1.131      0.975
Number of Units Outstanding at End of Period (in thousands).........      7,243      5,466      3,037      1,614        795
SELECT GROWTH FUND
Accumulation Unit Value:
  Beginning of Period...............................................      2.064      1.562      1.229      1.057      1.000
  End of Period.....................................................      2.756      2.064      1.562      1.229      1.057
Number of Units Outstanding at End of Period (in thousands).........      8,389      5,589      2,645      1,278        406
GROWTH FUND
Accumulation Unit Value:
  Beginning of Period...............................................      1.986      1.610      1.359      1.037      1.000
  End of Period.....................................................      2.336      1.986      1.610      1.359      1.037
Number of Units Outstanding at End of Period (in thousands).........      9,224      7,404      4,652      2,436        947

SUB-ACCOUNTS                                                            1998       1997       1996       1995       1994
--------------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
FIDELITY VIP GROWTH PORTFOLIO
Accumulation Unit Value:
  Beginning of Period...............................................      1.972      1.620      1.433      1.073      1.073
  End of Period.....................................................      2.712      1.972      1.620      1.433      1.073
Number of Units Outstanding at End of Period (in thousands).........     13,035     11,575      9,342      4,952      1,944
EQUITY INDEX FUND
Accumulation Unit Value:
  Beginning of Period...............................................      2.187      1.675      1.390      1.035      1.000
  End of Period.....................................................      2.766      2.187      1.675      1.390      1.035
Number of Units Outstanding at End of Period (in thousands).........      8,479      5,712      2,417        947        189
SELECT GROWTH AND INCOME FUND
Accumulation Unit Value:
  Beginning of Period...............................................      1.911      1.582      1.324      1.030      1.000
  End of Period.....................................................      2.193      1.911      1.582      1.324      1.030
Number of Units Outstanding at End of Period (in thousands).........      7,519      6,124      3,759      2,173        832
FIDELITY VIP EQUITY-INCOME PORTFOLIO
Accumulation Unit Value:
  Beginning of Period...............................................      2.034      1.610      1.430      1.073      1.000
  End of Period.....................................................      2.238      2.034      1.610      1.430      1.073
Number of Units Outstanding at End of Period (in thousands).........     16,111     12,959      9,957      5,738      2,214
FIDELITY VIP II ASSET MANAGER PORTFOLIO
Accumulation Unit Value:
  Beginning of Period...............................................      1.527      1.284      1.137      0.985      1.000
  End of Period.....................................................      1.732      1.527      1.284      1.137      0.985
Number of Units Outstanding at End of Period (in thousands).........      3,514      3,125      2,735      2,025      1,240
FIDELITY VIP HIGH INCOME PORTFOLIO
Accumulation Unit Value:
  Beginning of Period...............................................      1.543      1.330      1.184      0.995      1.000
  End of Period.....................................................      1.455      1.543      1.330      1.184      0.995
Number of Units Outstanding at End of Period (in thousands).........     14,203      9,794      5,635      2,530        985
INVESTMENT GRADE INCOME FUND
Accumulation Unit Value:
  Beginning of Period...............................................      1.267      1.174      1.151      0.990      1.000
  End of Period.....................................................      1.348      1.267      1.174      1.151      0.990
Number of Units Outstanding at End of Period (in thousands).........      5,160      3,889      2,854      1,677      1,677
GOVERNMENT BOND FUND
Accumulation Unit Value:
  Beginning of Period...............................................      1.199      1.136      1.113      0.998      1.000
  End of Period.....................................................      1.273      1.199      1.136      1.113      0.998
Number of Units Outstanding at End of Period (in thousands).........      2,605      1,694      1,629      1,098        363
MONEY MARKET FUND
Accumulation Unit Value:
  Beginning of Period...............................................      1.149      1.105      1.064      1.020      1.000
  End of Period.....................................................      1.195      1.149      1.105      1.064      1.020
Number of Units Outstanding at End of Period (in thousands).........      8,683      8,628      7,379      4,194      1,837


No information is shown above for Select Strategic Growth Fund and Select Emerging Markets Fund because these Sub-Accounts commenced operations after December 31, 1998.

                                   APPENDIX B
         EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS



Assume in the examples below that a 64 year old male purchases a contract and selects a variable annuity payout option of Single Life Annuity with Payments Guaranteed for 10 Years, annuity payments begin in 12 months, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the net single payment purchases 1,370 Annuity Units. The following examples assume the Annuity Unit Value is 1.000000 on the date payments begin and a net return of 8% (gross return of 9.45%).



PRESENT VALUE WITHDRAWALS



EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the fourth contract year (the third year of the Annuity Payout phase).



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Payment prior to withdrawal = $1,506.24



       Rate used in Calculation of Present Value = 5% (3% AIR plus 2% Withdrawal Adjustment Charge)
       Present Value of Future Guaranteed Annuity Payments = $119,961.92



       Maximum Present Value Withdrawal Amount = $89,971.44 ($119,961.92 * 75%)



       Annuity Units after withdrawal = 342.50 (1,370 * (1 -
       (89,971.44/119,961.92)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Payment after withdrawal = $376.56



Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Calculation of Present Value is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.



EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the ninth contract year (eighth year of the Annuity Payout phase).



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Payment prior to withdrawal = $1,909.09



       Rate used in Calculation of Present Value = 3% (3% AIR)
       Present Value of Future Guaranteed Annuity Payments = $65,849.08



       Maximum Present Value Withdrawal Amount = $49,386.81 ($65,849.08 * 75%)



       Annuity Units after withdrawal = 342.50 (1,370 * (1 -
       (49,386.81/65,849.08)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Payment after withdrawal = $477.27



Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Calculation of Present Value is not increased by a Withdrawal Adjustment Charge. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWALS



EXAMPLE 3. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the fourth contract year (the third year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years.



       Last Monthly Annuity Payment = 1,436.50
       Withdrawal Amount = $14,365.00 (10 * 1,436.50)



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Payment prior to withdrawal = $1,506.24



       Rate used in Calculation of Present Value = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of Future Annuity Benefit Payments = $234,482.77



       Annuity Units after withdrawal = 1,286.07 (1,370 * (1 -
       (14,365.00/234,482.77)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Payment after withdrawal = $1,413.96



Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Calculation of Present Value is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.



EXAMPLE 4. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the ninth contract year (eighth year of the Annuity Payout phase).



       Last Monthly Annuity Payment = $1,820.71
       Withdrawal Amount = $18,207.10 (10 * 1,820.71)



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Payment prior to withdrawal = $1,909.09



       Rate used in Calculation of Present Value = 3% (3% AIR)
       Present Value of Future Annuity Payments = $268,826.18



       Annuity Units after withdrawal = 1,272.71 (1,370 * (1 -
       (18,207.10/268,826.18)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Payment after withdrawal = $1,779.80



Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Calculation of Present Value is not increased by a Withdrawal Adjustment Charge. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

PRESENT VALUE WITHDRAWAL VERSUS PAYMENT WITHDRAWAL



EXAMPLE 5. Assume that the Owner has taken no previous withdrawals and would like to take a $10,000 withdrawal at the beginning of the fourth contract year (the third year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years. The following examples show the impact of taking the withdrawal under the Present Value Withdrawal Option and the Payment Withdrawal Option.



PRESENT VALUE WITHDRAWAL



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Payment prior to withdrawal = $1,506.24



       Rate used in Calculation of Present Value = 5% (3% AIR plus 2% Withdrawal Adjustment Charge)
       Present Value of future Guaranteed Annuity Payments = $119,961.92



       Withdrawal = $10,000



       Annuity Units after withdrawal = 1,255.80 (1,370 * (1 -
       (10,000/119,961.92)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Payment after withdrawal = $1,380.67



Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Calculation of Present Value is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 at the end of the 10-year period during which the Company guaranteed to make payments.



PAYMENT WITHDRAWAL



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Payment prior to withdrawal = $1,506.24



       Rate used in Calculation of Present Value = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of future Annuity Payments = $234,482.77



       Withdrawal = $10,000



       Annuity Units after withdrawal = 1,311.57 (1,370 * (1 -
       (10,000/$234,482.77)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Payment after withdrawal = $1,442.00



Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Calculation of Present Value is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase at the end of the 10-year period during which the Company guaranteed to make payments.

          ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                   STATEMENT OF ADDITIONAL INFORMATION

                                    OF

      INDIVIDUAL AND GROUP VARIABLE ANNUITY CONTRACTS FUNDED THROUGH

                             SUB-ACCOUNTS OF

                          SEPARATE ACCOUNT VA-K


 INVESTING IN SHARES OF ALLMERICA INVESTMENT TRUST, FIDELITY VARIABLE INSURANCE
        PRODUCTS FUND, FIDELITY VARIABLE INSURANCE PRODUCTS FUND II,
               T. ROWE PRICE INTERNATIONAL SERIES, INC., AND
                      DELAWARE GROUP PREMIUM FUND, INC.






THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE ALLMERICA IMMEDIATE ADVANTAGE VARIABLE ANNUITY PROSPECTUS FOR THE ABOVE SUB-ACCOUNTS OF SEPARATE ACCOUNT VA-K (EXECANNUITY PLUS/ALLMERICA ADVANTAGE) DATED ________, 1999 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-723-6550.

                                 DATED ______, 1999

                                 TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY . . . . . . . . . . . . . . . . . . .      2

THE VARIABLE ACCOUNT
     AND THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . .      3

SERVICES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3

UNDERWRITERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4

ANNUITY BENEFIT PAYMENTS. . . . . . . . . . . . . . . . . . . . . . .      5

EXCHANGE OFFER. . . . . . . . . . . . . . . . . . . . . . . . . . . .      6

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . .      6

FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . .      F-1


                          GENERAL INFORMATION AND HISTORY

Separate Account VA-K (the "Variable Account") is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the "Company") established by vote of its Board of Directors on November 1, 1990. The Company is a life insurance company organized under the laws of Delaware in July 1974. Its principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000. The Company is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1998, the Company had over $14 billion in assets and over $26 billion of life insurance in force.

Effective October 1, 1995, the Company changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. The Company is an indirectly wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). First Allmerica, originally organized under the laws of Massachusetts in 1844 as a mutual life insurance company, and known as State Mutual Life Assurance Company of America, converted to a stock life insurance company and adopted its present name on October 16, 1995. First Allmerica is among the five oldest life insurance companies in America. As of December 31, 1998, First Allmerica and its subsidiaries (including the Company) had over $27 billion in combined assets and over $48 billion in life insurance in force.

Currently, 20 Sub-Accounts of the Variable Account are available under the Allmerica Immediate Advantage Variable Annuity contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Allmerica Investment Trust ("Trust"), Fidelity Variable Insurance Products Fund ("Fidelity VIP"), Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), T. Rowe Price International Series, Inc. ("T. Rowe Price"), or Delaware Group Premium Fund, Inc. ("DGPF").

The Trust is managed by Allmerica Financial Investment Management Services, Inc. Fidelity VIP and Fidelity VIP II are managed by Fidelity Management & Research Company ("FMR"). The T. Rowe Price International Stock Portfolio of
T. Rowe Price is managed by Rowe Price-Fleming International, Inc. ("Price-Fleming"). The International Equity Series of DGPF is managed by Delaware International Advisers Ltd. ("International Advisers").

The Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price and DGPF are open-end, diversified management investment companies. Thirteen different funds of the Trust are available under the Contract: the Select Emerging Markets Fund, Growth Fund, Select Strategic Growth Fund, Investment Grade Income Fund, Money Market Fund, Equity Index Fund, Government Bond Fund, Select International Growth Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Growth Fund, Select Growth and Income Fund and Select Value Opportunity Fund. Certain of these Funds may not be available in all states. Four portfolios of Fidelity VIP are available under the Contract: the Fidelity VIP High Income Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, and Fidelity VIP Overseas Portfolio. One portfolio of Fidelity VIP II is available under the
Contract: the Fidelity VIP II Asset Manager Portfolio. One portfolio of T. Rowe Price is available under the Contract: the T. Rowe Price International Stock Portfolio. The International Equity Series is the only Series of DGPF available under the Contract. Each Fund, Portfolio and Series available under the Contract (together, the "Underlying Funds") has its own investment objectives and certain attendant risks.

                       TAXATION OF THE CONTRACT, THE VARIABLE
                              ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the contracts, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the contracts or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                      SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Fund shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Fund shares is reflected on the records of the Underlying Fund and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, and the financial statements of Separate Account VA-K Allmerica Advantage Variable Annuity and ExecAnnuity Plus Variable Annuity of the Company as of December 31, 1998 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                    UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of the Company, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from NASD registered representatives of Allmerica Investments and from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

Commissions are paid by the Company to its licensed insurance agents on sales of the Contract. The Company intends to recoup the commission and other sales expense through a combination of anticipated withdrawal and/or annuitization charges, profits from the Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity policies. Registered representatives of Allmerica Investments receive commissions equal to 5% (4% on contracts originally issued as part of a 401(k) plan) of purchase payments. Independent broker-dealers receive commissions of 5%, of which a portion is paid to their registered representatives.

The aggregate amounts of commissions paid to representatives of Allmerica Investments, Inc. with respect to sales of contracts A3018-91, A3021-93, and A3025-96 were $36,853,600.78 in 1998, $34,693,060.08 in 1997 and
$32,954,782.25 in 1996.

No commissions were paid for sales of Contract A3027-98 since it was not offered until _____________.

Commissions are paid by the Company, and do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus.

                                 ANNUITY PAYMENTS


ILLUSTRATION OF VARIABLE ANNUITY PAYMENT CALCULATION USING
HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax, the first monthly payment would be 44.800 multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105120 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or 267.5818 times $1.105120, which produces a current monthly payment of $295.71.

                                EXCHANGE OFFER

The Company will permit Owners of certain variable annuity contracts, described below, to exchange their contracts at net asset value for the variable annuity contract described in the Prospectus, which is issued on Form No. A3029-99 or state variations thereof ("new Contract"). The Company reserves the right to suspend this exchange offer at any time.

This offer applies to the exchange of the Company's Flexible Payment Deferred Variable Annuity contracts issued on Forms A3025-96, 3021-93 and 3018-91. These contracts are referred to collectively as "Exchanged Contracts". To effect a change, the Company should receive (1) a completed application for the new Contract, (2) the contract being exchanged, and (3) a signed Letter of Awareness.

There are inherent differences between a Flexible Payment Deferred Variable Annuity and an Immediate Variable Annuity. You should consult your financial planner to discuss these differences.

No surrender charge will be applicable to the Exchanged Contract as a result of the Exchange.

Persons who, under the terms of this exchange offer, exchange their contract for the new Contract and subsequently cancel the new Contract within the time permitted, will have the Contract Value of the new Contract applied to reinstate the Exchanged Contract. The refunded amount will be allocated initially among the Fixed Account and Sub-Accounts of the reinstated contract in the same proportion that the values of such allocation bore on the date the exchange of the Contract for the new Contract took place. For purposes of calculating any surrender charge under the reinstated Contract the reinstated Contract will be deemed to have been issued as if there had been no exchange.

The Table below illustrates the differences between the new Contract and the Exchanged Contract after the Annuity Income Date. There may be additional differences important for a person to consider prior to making an exchange. The Prospectuses for the new Contract and the Exchanged Contract should be reviewed carefully before the exchange request is submitted to the Company.


------------------------- ------------------------ ----------------------- ----------------------- -----------------------
                          ALLMERICA IMMEDIATE      ALLMERICA ADVANTAGE     EXEC ANNUITY PLUS '93   EXEC ANNUITY PLUS '91
                          ADVANTAGE (A3029-99)     (A3025-96)              (3021-93)               (3018-91)
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
What are the              Rates are current only - The first payment is    The first payment is    The first payment is
Annuitization Rates       no guarantee rates.      based on the greater of based on the greater of based on the greater of
that apply to variable                             the rates guaranteed in the rates guaranteed in the rates guaranteed in
annuity payments?                                  the contract or the     the contract or the     the contract or the
                                                   current rates.          current rates.          current rates.
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
What is the Assumed       The owner has a choice   The Assumed Investment  The Assumed Investment  The Assumed Investment
Investment Return (AIR)?  of 3%, 5% or 7% *        Return is 3.5%          Return is 3.5%          Return is 3.5%
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
If my contract has joint  The surviving owner is   After the Annuity       After the Annuity       After the Annuity
owners, who is the        always the  primary      Income Date, the        Income Date, the        Income Date, the
primary beneficiary on    beneficiary.             beneficiary is as       beneficiary is as       beneficiary is as
the death of the first                             selected by the         selected by the         selected by the
owner?                                             Annuitant (who at that  Annuitant (who at that  Annuitant (who at that
                                                   point is also the       point is also the       point is also the
                                                   Owner).                 Owner).                 Owner).
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Can I take withdrawals?   Yes                      No                      No                      No
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Will a surrender charge   No                       Yes, for any commutable Yes, for any commutable Yes, for any commutable
be assessed when I                                 period certain options  period certain options  period certain options
annuitize?                                         and any period certain  and any period certain  and any period certain option under 10 years.  option under 10 years.  option under 10 years.
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Is a life with cash back  Yes                      No                      No                      No
annuity benefit option
available?
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Is a unit refund annuity  No                       Yes                     No                      No
benefit option available?
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
How many investment       20                       4                       4                       4
choices (Sub-Accounts)
do I have?
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Can I make transfers?     Yes                      No                      No                      No
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Is Automatic Account      Yes                      No                      No                      No
Rebalancing (AAR)
available?
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Are commutable annuity    Yes. For the Payment for Commutable period       Commutable period       Commutable period
options available?        a Certain Number of      certain options are     certain options are     certain options are
                          Years Option. Limited    available.              available.              available.
                          Commutation is also
                          available for certain
                          other options. (see
                          "E. Description of
                          Annuity Benefit Options"
                          under DESCRIPTION OF THE
                          CONTRACT.)
------------------------- ------------------------ ----------------------- ----------------------- -----------------------

* These rates may not be available in all states.

------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Are liquidity options     For all benefit options: Commutable period       Commutable period       Commutable period
available?                10 times the previous    certain options are     certain options are     certain options are
                          annuity payment. For     available.              available.              available.
                          Life with Payment for
                          A Certain Number of
                          Years and Life with
                          Cash Back Options: 75%
                          of the present value of
                          the remaining guaranteed
                          annuity payments. For
                          Payments for Certain
                          Number of Years Option,
                          100% is available. For
                          either liquidity option,
                          withdrawals during the
                          first five years there
                          is an adjustment to the
                          present value calculation.
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Can I choose to have my   Yes (see "D. Choosing an No                      No                      No
variable annuity payments Income Option" under
level for a certain       DESCRIPTION OF THE
period of time?           CONTRACT.)
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Can I choose when I       Yes (see "D. Choosing an No                      No                      No
would like the value of   Income Option" under
my variable annuity       DESCRIPTION OF THE
payments to change for    CONTRACT.)
the first time?
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
What period certain       5-30 years               1-30 years              1-30 years              1-30 years
annuity options are
available?
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Can I reverse my decision Yes.  For 90 days after  No                      No                      No
to annuitize?             you have received your
                          contract you reverse
                          your decision to
                          annuitize. (see "B.
                          Right to Cancel" under
                          DESCRIPTION OF THE
                          CONTRACT.)
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Does the annuitant become No                       Yes                     Yes                     Yes
the owner of the contract
on the Annuity Date?
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
What is the minimum       $100 (see "D. Choosing   $50                     $50                     $50
annuity payment?          an Income Option" under
                          DESCRIPTION OF THE
                          CONTRACT.)
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
Who will receive the      The owner                The annuitant           The annuitant           The annuitant
annuity payments?
------------------------- ------------------------ ----------------------- ----------------------- -----------------------
How frequently will I     Monthly                  Monthly, Quarterly,     Monthly, Quarterly,     Monthly, Quarterly,
receive annuity                                    Semi-annually, Annually Semi-annually, Annually Semi-annually, Annually payments?
------------------------- ------------------------ ----------------------- ----------------------- -----------------------

                              PERFORMANCE INFORMATION

The Contract was first offered to the public in 1999. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise "total return" and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Funds have been in existence. Performance results in Tables 1 and 2 are calculated with all charges assumed to be those applicable to the Contract, the Sub-Accounts and the Underlying Funds. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance.

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total return" represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the Money Market Fund refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.




Quotations of average annual total return as shown in Table 1A and 2A are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 1.45% and the Underlying Fund charges which would be assessed if the investment were completely withdrawn at the end of the specified period.

The performance shown in Table 2 is calculated in exactly the same manner as that in Table 1; however, the period of time is based on the Underlying Fund's lifetime, which may predate the Sub-Account's inception date. These performance calculations are based on the assumption that the Sub-Account corresponding to the applicable Underlying Fund was actually in existence throughout the stated period and that the contractual charges and expenses during that period were equal to those currently assessed under the Contract.


PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING FUND IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to: (1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (2) other groups of variable annuity separate accounts or other investment products tracked by Lipper, Inc., a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain contract features.

At times, we may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of our relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

              (n)
     P(1 + T)     = ERV

     Where:    P    =    a hypothetical initial payment to the Variable Account
                         of $1,000

               T    =    average annual total return

               n    =    number of years

             ERV    =    the ending redeemable value of the $1,000 payment at
                         the end of the specified period

The calculation of Total Return includes the annual charges against the assets of the Sub-Account. This charge is 1.45% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period.

                                  PERFORMANCE TABLES
               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                      TABLE 1
                    AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                        FOR PERIODS ENDING DECEMBER 31, 1998
                           SINCE INCEPTION OF SUB-ACCOUNT


                                                                           FOR YEAR                   SINCE
                                                           SUB-ACCOUNT       ENDED                  INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING FUND                 INCEPTION DATE     12/31/98     5 YEARS     SUB-ACCOUNT
----------------------------------------                 --------------     --------     -------     ------------
Select Emerging Markets Fund .......................      N/A                N/A          N/A            N/A
Select International Equity Fund ...................        5/3/94           14.82%       N/A           10.67%
DGPF International Equity Series ...................        5/6/93            8.75%       8.97%         10.24%
Fidelity VIP Overseas Portfolio ....................        9/5/91           11.14%       8.14%          8.47%
T. Rowe Price International Stock Portfolio ........        5/1/95           14.20%       N/A            9.51%
Select Aggressive Growth Fund ......................       9/16/92            8.98%      13.36%         15.77%
Select Capital Appreciation Fund ...................       4/28/95           12.25%       N/A           18.65%
Select Value Opportunity Fund ......................        5/2/93            3.37%      11.49%         13.13%
Select Growth Fund .................................       9/16/92           33.51%      20.41%         16.90%
Select Strategic Growth Fund .......................      N/A                N/A          N/A            N/A
Growth Fund ........................................        9/4/91           17.62%      17.31%         14.79%
Fidelity VIP Growth Portfolio ......................        9/5/91           37.50%      20.01%         19.04%
Equity Index Fund ..................................        9/4/91           26.50%      21.63%         17.52%
Select Growth and Income Fund ......................       9/16/92           14.77%      16.15%         13.91%
Fidelity VIP Equity-Income Portfolio ...............        9/5/91           10.03%      17.09%         16.73%
Fidelity VIP II Asset Manager Portfolio ............        5/4/94           13.41%       N/A           12.29%
Fidelity VIP High Income Portfolio .................       9/24/91           -5.69%       7.25%         11.04%
Investment Grade Income Fund  ......................        9/5/91            6.43%       5.43%          6.89%
Government Bond Fund ...............................        9/8/91            6.14%       4.48%          5.39%
Money Market Fund ..................................        9/9/91            4.00%       3.72%          3.24%


                                      TABLE 2
                    AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                       FOR PERIODS ENDING DECEMBER 31, 1998
                        SINCE INCEPTION OF UNDERLYING FUND


                                                                              FOR YEAR                  10 YEARS OR
                                                          UNDERLYING FUND      ENDED                   SINCE INCEPTION
SUB-ACCOUNT INVESTING IN UNDERLYING FUND                  INCEPTION DATE      12/31/98     5 YEARS         IF LESS
----------------------------------------                  --------------      --------     -------         --------
Select Emerging Markets Fund ........................          2/20/98          N/A          N/A            -22.43%
Select International Equity Fund ....................           5/2/94        14.82%         N/A             10.67%
DGPF International Equity Series ....................         10/29/92         8.75%         8.97%            9.54%
Fidelity VIP Overseas Portfolio .....................          1/28/87        11.14%         8.14%            8.52%
T. Rowe Price International Stock Portfolio .........          3/31/94        14.20%         N/A              8.09%
Select Aggressive Growth Fund .......................          8/21/92         8.98%        13.36%           16.41%
Select Capital Appreciation Fund ....................          4/28/95        12.25%         N/A             18.62%
Select Value Opportunity Fund .......................          4/30/93         3.37%        11.49%           13.10%
Select Growth Fund ..................................          8/21/92        33.51%        20.41%           17.46%
Select Strategic Growth Fund ........................          2/20/98          N/A          N/A             -3.67%
Growth Fund .........................................          4/29/85        17.62%        17.31%           15.35%
Fidelity VIP Growth Portfolio .......................          10/9/86        37.50%        20.01%           17.72%
Equity Index Fund ...................................          9/28/90        26.50%        21.63%           18.97%
Select Growth and Income Fund .......................          8/21/92        14.77%        16.15%           13.87%
Fidelity VIP Equity-Income Portfolio ................          10/9/86        10.03%        17.09%           13.98%
Fidelity VIP II Asset Manager Portfolio .............           9/6/89        13.41%        10.22%           11.37%
Fidelity VIP High Income Portfolio ..................          9/19/85        -5.69%         7.25%            9.50%
Investment Grade Income Fund  .......................          4/29/85         6.43%         5.43%            7.61%
Government Bond Fund ................................          8/26/91         6.14%         4.48%            5.18%
Money Market Fund ...................................          4/29/85         4.00%         3.72%            4.11%

YIELD AND EFFECTIVE YIELD - THE MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1998:

                        Yield             3.67%
                        Effective Yield   3.74%

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                      (365/7)
          Effective Yield = [ (base period return + 1)       ] - 1

                                FINANCIAL STATEMENTS

Financial Statements are included for Allmerica Financial Life Insurance and Annuity Company and for its Separate Account VA-K.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 2, 1999, except for paragraph 2 of Note 12, which is as of March 19, 1999

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                     1998      1997      1996
 -----------------------------------------------  -------   -------   -------
 REVENUES
     Premiums...................................  $   0.5   $  22.8   $  32.7
     Universal life and investment product
       policy fees..............................    267.4     212.2     176.2
     Net investment income......................    151.3     164.2     171.7
     Net realized investment gains (losses).....     20.0       2.9      (3.6)
     Other income...............................      0.6       1.4       0.9
                                                  -------   -------   -------
         Total revenues.........................    439.8     403.5     377.9
                                                  -------   -------   -------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses......................    153.9     187.8     192.6
     Policy acquisition expenses................     64.6       2.8      49.9
     Sales practice litigation..................     21.0     --        --
     Loss from cession of disability income
       business.................................    --         53.9     --
     Other operating expenses...................    104.1     101.3      86.6
                                                  -------   -------   -------
         Total benefits, losses and expenses....    343.6     345.8     329.1
                                                  -------   -------   -------
 Income before federal income taxes.............     96.2      57.7      48.8
                                                  -------   -------   -------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................     22.1      13.9      26.9
     Deferred...................................     11.8       7.1      (9.8)
                                                  -------   -------   -------
         Total federal income tax expense.......     33.9      21.0      17.1
                                                  -------   -------   -------
 Net income.....................................  $  62.3   $  36.7   $  31.7
                                                  -------   -------   -------
                                                  -------   -------   -------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS)                                                1998         1997
 --------------------------------------------------------  ----------   ----------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $1,284.6 and $1,340.5)............................  $  1,330.4   $  1,402.5
     Equity securities at fair value (cost of $27.4 and
       $34.4)............................................        31.8         54.0
     Mortgage loans......................................       230.0        228.2
     Real estate.........................................        14.5         12.0
     Policy loans........................................       151.5        140.1
     Other long-term investments.........................         9.1         20.3
                                                           ----------   ----------
         Total investments...............................     1,767.3      1,857.1
                                                           ----------   ----------
   Cash and cash equivalents.............................       217.9         31.1
   Accrued investment income.............................        33.5         34.2
   Deferred policy acquisition costs.....................       950.5        765.3
   Reinsurance receivables on paid and unpaid losses,
     future policy benefits and unearned premiums........       308.0        251.1
   Other assets..........................................        46.9         10.7
   Separate account assets...............................    11,020.4      7,567.3
                                                           ----------   ----------
         Total assets....................................  $ 14,344.5   $ 10,516.8
                                                           ----------   ----------
                                                           ----------   ----------
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $  2,284.8   $  2,097.3
     Outstanding claims, losses and loss adjustment
       expenses..........................................        17.9         18.5
     Unearned premiums...................................         2.7          1.8
     Contractholder deposit funds and other policy
       liabilities.......................................        38.1         32.5
                                                           ----------   ----------
         Total policy liabilities and accruals...........     2,343.5      2,150.1
                                                           ----------   ----------
   Expenses and taxes payable............................       146.2         77.6
   Reinsurance premiums payable..........................        45.7          4.9
   Deferred federal income taxes.........................        78.8         75.9
   Separate account liabilities..........................    11,020.4      7,567.3
                                                           ----------   ----------
         Total liabilities...............................    13,634.6      9,875.8
                                                           ----------   ----------
   Commitments and contingencies (Note 12)
 SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares
     authorized, 2,524 and 2,521 shares issued and
     outstanding.........................................         2.5          2.5
   Additional paid-in capital............................       407.9        386.9
   Accumulated other comprehensive income................        24.1         38.5
   Retained earnings.....................................       275.4        213.1
                                                           ----------   ----------
         Total shareholder's equity......................       709.9        641.0
                                                           ----------   ----------
         Total liabilities and shareholder's equity......  $ 14,344.5   $ 10,516.8
                                                           ----------   ----------
                                                           ----------   ----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1998       1997       1996
 -----------------------------------------------  --------   --------   --------
 COMMON STOCK...................................  $    2.5   $    2.5   $    2.5
                                                  --------   --------   --------

 ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.............     386.9      346.3      324.3
     Issuance of common stock...................      21.0       40.6       22.0
                                                  --------   --------   --------
     Balance at end of period...................     407.9      386.9      346.3
                                                  --------   --------   --------
 ACCUMULATED OTHER COMPREHENSIVE INCOME
     Net unrealized appreciation on investments:
     Balance at beginning of period.............      38.5       20.5       23.8
     Appreciation (depreciation) during the
       period:
         Net (depreciation) appreciation on
           available-for-sale securities........     (23.4)      27.0       (5.1)
         Benefit (provision) for deferred
           federal income taxes.................       9.0       (9.0)       1.8
                                                  --------   --------   --------
                                                     (14.4)      18.0       (3.3)
                                                  --------   --------   --------
     Balance at end of period...................      24.1       38.5       20.5
                                                  --------   --------   --------
 RETAINED EARNINGS
     Balance at beginning of period.............     213.1      176.4      144.7
     Net income.................................      62.3       36.7       31.7
                                                  --------   --------   --------
     Balance at end of period...................     275.4      213.1      176.4
                                                  --------   --------   --------
         Total shareholder's equity.............  $  709.9   $  641.0   $  545.7
                                                  --------   --------   --------
                                                  --------   --------   --------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1998      1997      1996
 --------------------------------------------  -------   -------   -------
 Net income..................................  $  62.3   $  36.7   $  31.7
 Other comprehensive income:
     Net (depreciation) appreciation on
       available-for-sale securities.........    (23.4)     27.0      (5.1)
     Benefit (provision) for deferred federal
       income taxes..........................      9.0      (9.0)      1.8
                                               -------   -------   -------
         Other comprehensive income..........    (14.4)     18.0      (3.3)
                                               -------   -------   -------
     Comprehensive income....................     47.9   $  54.7   $  28.4
                                               -------   -------   -------
                                               -------   -------   -------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                   1998       1997       1996
 --------------------------------------------  --------   --------   --------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $   62.3   $   36.7   $   31.7
     Adjustments to reconcile net income to
       net cash used in operating activities:
         Net realized gains..................     (20.0)      (2.9)       3.6
         Net amortization and depreciation...      (7.1)     --           3.5
         Sales practice litigation expense...      21.0
         Loss from cession of disability
           income business...................     --          53.9      --
         Deferred federal income taxes.......      11.8        7.1       (9.8)
         Payment related to cession of
           disability income business........     --        (207.0)     --
         Change in deferred acquisition
           costs.............................    (177.8)    (181.3)     (66.8)
         Change in reinsurance premiums
           payable...........................      40.8        3.9       (0.2)
         Change in accrued investment
           income............................       0.7        3.5        1.2
         Change in policy liabilities and
           accruals, net.....................     193.1      (72.4)     (39.9)
         Change in reinsurance receivable....     (56.9)      22.1       (1.5)
         Change in expenses and taxes
           payable...........................      55.4        0.2       32.3
         Separate account activity, net......      (0.5)       1.6        8.0
         Other, net..........................     (28.0)      (8.7)       2.3
                                               --------   --------   --------
             Net cash provided by (used in)
               operating activities..........      94.8     (343.3)     (35.6)
                                               --------   --------   --------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
       of available-for-sale fixed
       maturities............................     187.0      909.7      809.4
     Proceeds from disposals of equity
       securities............................      53.3        2.4        1.5
     Proceeds from disposals of other
       investments...........................      22.7       23.7       17.4
     Proceeds from mortgages matured or
       collected.............................      60.1       62.9       34.0
     Purchase of available-for-sale fixed
       maturities............................    (136.0)    (579.7)    (795.8)
     Purchase of equity securities...........     (30.6)      (3.2)     (13.2)
     Purchase of other investments...........     (22.7)      (9.0)     (13.9)
     Purchase of mortgages...................     (58.9)     (70.4)     (22.3)
     Other investing activities, net.........      (3.9)     --          (2.0)
                                               --------   --------   --------
         Net cash provided by investing
           activities........................      71.0      336.4       15.1
                                               --------   --------   --------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of stock and
       capital paid in.......................      21.0       19.2       22.0
                                               --------   --------   --------
         Net cash provided by financing
           activities........................      21.0       19.2       22.0
                                               --------   --------   --------
 Net change in cash and cash equivalents.....     186.8       12.3        1.5
 Cash and cash equivalents, beginning of
  period.....................................      31.1       18.8       17.3
                                               --------   --------   --------
 Cash and cash equivalents, end of period....  $  217.9   $   31.1   $   18.8
                                               --------   --------   --------
                                               --------   --------   --------
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $    0.6   $  --      $    3.4
     Income taxes paid.......................  $   36.2   $    5.4   $   16.5

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly owned subsidiary of SMA Financial Corporation ("SMAFCO"), which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary, effective November 30, 1998. Its results of operations are included for 11 months of 1998 and for the month of December, 1997.

The Statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted to a plan to dispose of all real estate assets by the end of 1998. As of December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, real estate held by the Company and real estate joint ventures were written down to the estimated fair value less cost of disposal. Depreciation is not recorded on this asset while it is held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, disability income and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3% to 6% for life insurance and 3 1/2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Individual disability income benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported for individual life and disability income policies. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and individual annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual disability income insurance premiums are recognized as revenue over the related contract periods. The unexpired portion of these premiums is recorded as unearned premiums. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life insurance company taxable income.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109). These differences result primarily from policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

J.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges; fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investment in foreign operations. This statement is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the impact of adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $9.8 million through December 31, 1998. The adoption of SoP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. AFLIAC consists of one segment, Allmerica Financial Services, which underwrites and distributes variable annuities and variable universal life via retail channels.

In June 1997, the FASB also issued Statement No. 130, "Reporting Comprehensive Income" ("Statement No. 130"), which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

2.  SIGNIFICANT TRANSACTIONS

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. The agreement does not have a material effect on the results of operations or financial position of the Company.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

During 1998, 1997 and 1996 , SMAFCO contributed $21.0 million, $40.6 million and $22.0 million, respectively, of additional paid-in capital to the Company. The nature of the 1997 contribution was $19.2 million in cash and $21.4 million in other assets including Somerset Square, Inc.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                               1998
                                          ----------------------------------------------
                                                        GROSS        GROSS
DECEMBER 31,                              AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                             COST (1)      GAINS        LOSSES      VALUE
----------------------------------------  ---------   ----------   ----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $     5.8     $ 0.8        $--        $    6.6
States and political subdivisions.......        2.7       0.2        --              2.9
Foreign governments.....................       48.8       1.6          1.5          48.9
Corporate fixed maturities..............    1,096.0      58.0         17.7       1,136.3
Mortgage-backed securities..............      131.3       5.8          1.4         135.7
                                          ---------     -----        -----      --------
Total fixed maturities..................  $ 1,284.6     $66.4        $20.6      $1,330.4
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------
Equity securities.......................  $    27.4     $ 8.9        $ 4.5      $   31.8
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------

                                                               1997
                                          ----------------------------------------------
                                                        GROSS        GROSS
DECEMBER 31,                              AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                             COST (1)      GAINS        LOSSES      VALUE
----------------------------------------  ---------   ----------   ----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $     6.3     $ 0.5        $--        $    6.8
States and political subdivisions.......        2.8       0.2        --              3.0
Foreign governments.....................       50.1       2.0        --             52.1
Corporate fixed maturities..............    1,147.5      58.7          3.3       1,202.9
Mortgage-backed securities..............      133.8       5.2          1.3         137.7
                                          ---------     -----        -----      --------
Total fixed maturities..................  $ 1,340.5     $66.6        $ 4.6      $1,402.5
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------
Equity securities.......................  $    34.4     $19.9        $ 0.3      $   54.0
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1998, the amortized cost and market value of these assets on deposit in New York were $268.5 million and $284.1 million, respectively. At December 31, 1997, the amortized cost and market value of assets on deposit were $276.8 million and $291.7 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.2 million were on deposit with various state and governmental authorities at December 31, 1998 and 1997.

There were no contractual fixed maturity investment commitments at December 31, 1998 and 1997, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                      1998
                                                              --------------------
DECEMBER 31,                                                  AMORTIZED     FAIR
(IN MILLIONS)                                                   COST       VALUE
------------------------------------------------------------  ---------   --------
Due in one year or less.....................................  $    97.7   $   98.9
Due after one year through five years.......................      269.1      278.3
Due after five years through ten years......................      638.2      658.5
Due after ten years.........................................      279.6      294.7
                                                              ---------   --------
Total.......................................................  $ 1,284.6   $1,330.4
                                                              ---------   --------
                                                              ---------   --------

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

FOR THE YEARS ENDED DECEMBER 31,                               PROCEEDS FROM    GROSS  GROSS
(IN MILLIONS)                                                 VOLUNTARY SALES   GAINS  LOSSES
------------------------------------------------------------  ---------------   -----  ------
1998
Fixed maturities............................................      $ 60.0        $ 2.0  $  2.0
Equity securities...........................................      $ 52.6        $17.5  $  0.9

1997
Fixed maturities............................................      $702.9        $11.4  $  5.0
Equity securities...........................................      $  1.3        $ 0.5  $ --

1996
Fixed maturities............................................      $496.6        $ 4.3  $  8.3
Equity securities...........................................      $  1.5        $ 0.4  $  0.1

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                              EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED       SECURITIES
(IN MILLIONS)                                                 MATURITIES   AND OTHER (1)    TOTAL
------------------------------------------------------------  ----------   -------------   -------
1998
Net appreciation, beginning of year.........................    $ 22.1        $ 16.4       $  38.5
                                                              ----------      ------       -------
Net depreciation on available-for-sale securities...........     (16.2)        (14.3)        (30.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       7.1        --               7.1
Benefit from deferred federal income taxes..................       3.2           5.8           9.0
                                                              ----------      ------       -------
                                                                  (5.9)         (8.5)        (14.4)
                                                              ----------      ------       -------
Net appreciation, end of year...............................    $ 16.2        $  7.9       $  24.1
                                                              ----------      ------       -------
                                                              ----------      ------       -------

1997
Net appreciation, beginning of year.........................    $ 12.7        $  7.8       $  20.5
                                                              ----------      ------       -------
Net appreciation on available-for-sale securities...........      24.3          12.5          36.8
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      (9.8)       --              (9.8)
Provision for deferred federal income taxes.................      (5.1)         (3.9)         (9.0)
                                                              ----------      ------       -------
                                                                   9.4           8.6          18.0
                                                              ----------      ------       -------
Net appreciation, end of year...............................    $ 22.1        $ 16.4       $  38.5
                                                              ----------      ------       -------
                                                              ----------      ------       -------

1996
Net appreciation, beginning of year.........................    $ 20.4        $  3.4       $  23.8
                                                              ----------      ------       -------
Net (depreciation) appreciation on available-for-sale
 securities.................................................     (20.8)          6.7         (14.1)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       9.0        --               9.0
Benefit (provision) for deferred federal income taxes.......       4.1          (2.3)          1.8
                                                              ----------      ------       -------
                                                                  (7.7)          4.4          (3.3)
                                                              ----------      ------       -------
Net appreciation, end of year...............................    $ 12.7        $  7.8       $  20.5
                                                              ----------      ------       -------
                                                              ----------      ------       -------

(1) Includes net appreciation on other investments of $.9 million, $1.3 million, and $2.2 million in 1998, 1997, and 1996, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31,
(IN MILLIONS)                                                  1998      1997
------------------------------------------------------------  -------   -------
Mortgage loans..............................................  $ 230.0   $ 228.2
Real estate held for sale...................................     14.5      12.0
                                                              -------   -------
Total mortgage loans and real estate........................  $ 244.5   $ 240.2
                                                              -------   -------
                                                              -------   -------

Reserves for mortgage loans were $3.3 million and $9.4 million at December 31, 1998 and 1997, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. At December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, during 1997, real estate assets with a carrying amount of $15.7 million were written down to the estimated fair value less cost to sell of $12.0 million, and a net realized investment loss of $3.7 million was recognized. Depreciation was not recorded on these assets while they were held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1998 and 1997. During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

There were no contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1998. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                  1998    1997
------------------------------------------------------------  ------  ------
Property type:
  Office building...........................................  $129.2  $101.7
  Residential...............................................    18.9    19.3
  Retail....................................................    37.4    42.2
  Industrial/warehouse......................................    59.2    61.9
  Other.....................................................     3.1    24.5
  Valuation allowances......................................    (3.3)   (9.4)
                                                              ------  ------
Total.......................................................  $244.5  $240.2
                                                              ------  ------
                                                              ------  ------

DECEMBER 31,
(IN MILLIONS)                                                  1998    1997
------------------------------------------------------------  ------  ------
Geographic region:
  South Atlantic............................................  $ 55.5  $ 68.7
  Pacific...................................................    80.0    56.6
  East North Central........................................    41.4    61.4
  Middle Atlantic...........................................    22.5    29.8
  West South Central........................................     6.7     6.9
  New England...............................................    26.9    12.4
  Other.....................................................    14.8    13.8
  Valuation allowances......................................    (3.3)   (9.4)
                                                              ------  ------
Total.......................................................  $244.5  $240.2
                                                              ------  ------
                                                              ------  ------

At December 31, 1998, scheduled mortgage loan maturities were as follows: 1999 -- $24.8 million; 2000 -- $43.5 million; 2001 -- $6.6 million; 2002 -- $11.5 million; 2003 -- $0.6 million; and $143.0 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1998, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the balance sheet and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                              BALANCE AT                             BALANCE AT
(IN MILLIONS)                                                 JANUARY 1    PROVISIONS   WRITE-OFFS   DECEMBER 31
------------------------------------------------------------  ----------   ----------   ----------   -----------
1998
Mortgage loans..............................................    $ 9.4        $(4.5)        $1.6         $ 3.3
                                                                -----        -----          ---         -----
                                                                -----        -----          ---         -----
1997
Mortgage loans..............................................    $ 9.5        $ 1.1         $1.2         $ 9.4
Real estate.................................................      1.7          3.7          5.4         --
                                                                -----        -----          ---         -----
    Total...................................................    $11.2        $ 4.8         $6.6         $ 9.4
                                                                -----        -----          ---         -----
                                                                -----        -----          ---         -----
1996
Mortgage loans..............................................    $12.5        $ 4.5         $7.5         $ 9.5
Real estate.................................................      2.1        --             0.4           1.7
                                                                -----        -----          ---         -----
    Total...................................................    $14.6        $ 4.5         $7.9         $11.2
                                                                -----        -----          ---         -----
                                                                -----        -----          ---         -----

Provisions on mortgages during 1998 reflect the release of redundant reserves. Write-offs of $5.4 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less cost to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $15.3 million and $20.6 million, with related reserves of $1.5 million and $7.1 million as of December 31, 1998 and 1997, respectively. All impaired loans were reserved as of December 31, 1998 and 1997.

The average carrying value of impaired loans was $17.0 million, $19.8 million and $26.3 million, with related interest income while such loans were impaired of $2.0 million, $2.2 million and $3.4 million as of December 31, 1998, 1997 and 1996, respectively.

D.  OTHER

At December 31, 1998, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Fixed maturities............................................  $107.7  $130.0  $137.2
Mortgage loans..............................................    25.5    20.4    22.0
Equity securities...........................................     0.3     1.3     0.7
Policy loans................................................    11.7    10.8    10.2
Real estate.................................................     3.3     3.9     6.2
Other long-term investments.................................     1.5     1.0     0.8
Short-term investments......................................     4.2     1.4     1.4
                                                              ------  ------  ------
Gross investment income.....................................   154.2   168.8   178.5
Less investment expenses....................................    (2.9)   (4.6)   (6.8)
                                                              ------  ------  ------
Net investment income.......................................  $151.3  $164.2  $171.7
                                                              ------  ------  ------
                                                              ------  ------  ------

There were no mortgage loans or fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investment, had no impact in 1998 and 1997, and reduced net income by $0.1 million in 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $12.6 million, $21.1 million and $25.4 million at December 31, 1998, 1997 and 1996, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $1.4 million, $1.9 million and $3.6 million in 1998, 1997, and 1996, respectively. Actual interest income on these loans included in net investment income aggregated $1.8 million, $2.1 million and $2.2 million in 1998, 1997, and 1996, respectively.

There were no fixed maturities or mortgage loans which, were non-income producing for the twelve months ended December 31, 1998.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Fixed maturities............................................  $ (6.1) $  3.0  $ (3.3)
Mortgage loans..............................................     8.0    (1.1)   (3.2)
Equity securities...........................................    15.7     0.5     0.3
Real estate.................................................     2.4    (1.5)    2.5
Other.......................................................    --       2.0     0.1
                                                              ------  ------  ------
Net realized investment gains (losses)......................  $ 20.0  $  2.9  $ (3.6)
                                                              ------  ------  ------
                                                              ------  ------  ------

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized gains to the net balance shown in the Statement of Comprehensive income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998      1997      1996
------------------------------------------------------------  -------   -------   -------
Unrealized gains on securities:
Unrealized holding gains arising during period (net of taxes of $(5.6) million, $10.2 million and $(2.9) million in
 1998, 1997 and 1996 respectively)..........................  $  (8.2)  $  20.3   $  (5.3)
Less: reclassification adjustment for gains included in net
 income (net of taxes of $3.4 million, $1.2 million and
 $(1.0) million in 1998, 1997 and 1996 respectively)........      6.2       2.3      (2.0)
                                                              -------   -------   -------
Other comprehensive income..................................  $ (14.4)  $  18.0   $  (3.3)
                                                              -------   -------   -------
                                                              -------   -------   -------

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments" ("Statement No, 107"), requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under investment type contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments were as follows:

                                                                      1998                    1997
                                                              ---------------------   ---------------------
DECEMBER 31,                                                  CARRYING      FAIR      CARRYING      FAIR
(IN MILLIONS)                                                   VALUE       VALUE       VALUE       VALUE
------------------------------------------------------------  ---------   ---------   ---------   ---------
FINANCIAL ASSETS
  Cash and cash equivalents.................................  $   217.9   $   217.9   $    31.1   $    31.1
  Fixed maturities..........................................    1,330.4     1,330.4     1,402.5     1,402.5
  Equity securities.........................................       31.8        31.8        54.0        54.0
  Mortgage loans............................................      230.0       241.9       228.2       239.8
  Policy loans..............................................      151.5       151.5       140.1       140.1
                                                              ---------   ---------   ---------   ---------
                                                              $ 1,961.6   $ 1,973.5   $ 1,855.9   $ 1,867.5
                                                              ---------   ---------   ---------   ---------
                                                              ---------   ---------   ---------   ---------
FINANCIAL LIABILITIES
  Individual fixed annuity contracts........................  $ 1,069.4   $ 1,034.6   $   876.0   $   850.6
  Supplemental contracts without life Contingencies.........       16.6        16.6        15.3        15.3
                                                              ---------   ---------   ---------   ---------
                                                              $ 1,086.0   $ 1,051.2   $   891.3   $   865.9
                                                              ---------   ---------   ---------   ---------
                                                              ---------   ---------   ---------   ---------

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax expense (benefit) in the statement of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                 1998   1997   1996
------------------------------------------------------------  -----  -----  -----
Federal income tax expense (benefit)
  Current...................................................  $22.1  $13.9  $26.9
  Deferred..................................................   11.8    7.1   (9.8)
                                                              -----  -----  -----
Total.......................................................  $33.9  $21.0  $17.1
                                                              -----  -----  -----
                                                              -----  -----  -----

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred tax liabilities are comprised of the following:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
------------------------------------------------------------  --------   --------
Deferred tax (assets) liabilities
  Policy reserves...........................................  $ (205.1)  $ (175.8)
  Deferred acquisition costs................................     278.8      226.4
  Investments, net..........................................      12.5       27.0
  Sales practice litigation.................................      (7.4)     --
  Bad debt reserve..........................................      (0.4)      (2.0)
  Other, net................................................       0.4        0.3
                                                              --------   --------
Deferred tax liability, net.................................  $   78.8   $   75.9
                                                              --------   --------
                                                              --------   --------

Gross deferred income tax liabilities totaled $291.7 million and $253.7 million at December 31, 1998 and 1997, respectively. Gross deferred income tax assets totaled $212.9 million and $177.8 at December 31, 1998 and 1997, respectively.

The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect to the consolidated group's federal income tax returns for 1992, 1993, and 1994. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $145.4 million and $124.1 million in 1998 and 1997. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $16.4 million and $15.0 million at December 31, 1998 and 1997, respectively.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

No dividends were declared by the Company during 1998, 1997 and 1996. During 1999, AFLIAC could pay dividends of $26.1 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("Statement No. 113").

The Company reinsures 100% of its traditional individual life and certain blocks of its universal life business, substantially all of its disability income business, and effective January 1, 1998, the mortality risk on the variable universal life and remaining universal life blocks of business in-force at December 31, 1997.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Amounts recoverable from reinsurers at December 31, 1998 and 1997 for the disability income business were $230.8 million and $216.1 million, respectively, traditional life were $11.4 million and $15.2 million, respectively, and universal and variable universal life were $65.8 million and $19.8 million, respectively.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Insurance premiums:
  Direct....................................................  $ 45.5  $ 48.8  $ 53.3
  Assumed...................................................    --       2.6     3.1
  Ceded.....................................................   (45.0)  (28.6)  (23.7)
                                                              ------  ------  ------
Net premiums................................................  $  0.5  $ 22.8  $ 32.7
                                                              ------  ------  ------
                                                              ------  ------  ------

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Insurance and other individual policy benefits, claims,
 losses and loss adjustment expenses:
  Direct....................................................  $204.0  $226.0  $206.4
  Assumed...................................................    --       4.2     4.5
  Ceded.....................................................   (50.1)  (42.4)  (18.3)
                                                              ------  ------  ------
Net policy benefits, claims, losses and loss adjustment
 expenses...................................................  $153.9  $187.8  $192.6
                                                              ------  ------  ------
                                                              ------  ------  ------

10.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Balance at beginning of year................................  $765.3  $632.7  $555.7
  Acquisition expenses deferred.............................   242.4   184.2   116.6
  Amortized to expense during the year......................   (64.6)  (53.1)  (49.9)
  Adjustment to equity during the year......................     7.4   (10.2)   10.3
  Adjustment for cession of disability income insurance.....    --     (38.6)   --
  Adjustment for revision of universal life and variable
    universal life insurance mortality assumptions..........    --      50.3    --
                                                              ------  ------  ------
Balance at end of year......................................  $950.5  $765.3  $632.7
                                                              ------  ------  ------
                                                              ------  ------  ------

On October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.3 million recapitalization of deferred policy acquisition costs.

11.  LIABILITIES FOR INDIVIDUAL DISABILITY INCOME BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's disability income business was $233.3 million and $219.9 million at December 31, 1998 and 1997. Due to the reinsurance agreement whereby the Company has ceded substantially all of its disability income business to a highly rated reinsurer, the Company believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates are revised.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement, to which the court granted preliminary approval on December 4, 1998. A hearing was held on March 19, 1999 to consider final approval of the settlement agreement. A decision by the court is expected to be rendered in the near future. Accordingly, AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, if any, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion of, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Statutory net income........................................  $ (8.2) $ 31.5  $  5.4
Statutory shareholder's surplus.............................  $309.7  $307.1  $234.0

14.  EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes include the transfer of FAFLIC's ownership of Allmerica Property & Casualty Companies, Inc., as well as several non-insurance subsidiaries, from FAFLIC to AFC. In addition, certain changes affected AFLIAC. SMAFCO transferred its ownership in AFLIAC to FAFLIC. Hence, AFLIAC became a wholly owned subsidiary of FAFLIC. Further, four non-insurance subsidiaries previously held by SMAFCO were contributed to AFLIAC. Under an agreement with the Commonwealth of Massachusetts Insurance Commissioner ("the Commissioner"), AFC has contributed to FAFLIC capital of $125.0 million and agreed to maintain FAFLIC's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 would require the prior approval of the Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

In 1998, the net income of the subsidiaries, which was reported in SMAFCO's results of operations, to be transferred to AFLIAC from SMAFCO pursuant to the aforementioned change in corporate structure was $18.8 million. As of December 31, 1998, the total assets and total shareholders' equity of these subsidiaries were $16.8 million and $9.2 million, respectively.

On May 19, 1999, the Federal District Court in Worcester, Massachusetts issued an order relating to the litigation mentioned in Note 12, above, certifying the class for settlement purposes and granting final approval of the settlement agreement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Allmerica Financial Life Insurance and Annuity Company and the Contractowners of the Separate Account VA-K Allmerica Advantage Variable Annuity and ExecAnnuity Plus Variable Annuity of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account VA-K Allmerica Advantage Variable Annuity and ExecAnnuity Plus Variable Annuity of Allmerica Financial Life Insurance and Annuity Company at December 31, 1998, the results of each of their operations and the changes in each of their net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Allmerica Financial Life Insurance and Annuity Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the Funds, provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 26, 1999

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1998

                                                                                                                      SELECT
                                                             INVESTMENT      MONEY         EQUITY     GOVERNMENT    AGGRESSIVE
                                                 GROWTH     GRADE INCOME     MARKET        INDEX         BOND         GROWTH
                                              ------------  ------------  ------------  ------------  -----------  ------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $453,329,914  $166,255,290  $162,581,881  $351,478,319  $71,863,194  $315,970,960
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............            --           --             --            --          --             --
Investment in shares of T. Rowe Price
 International Series, Inc..................            --           --             --            --          --             --
Investment in shares of Delaware Group
 Premium Fund, Inc..........................            --           --             --            --          --             --
Receivable from Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............            --       19,606             --            --          --             --
                                              ------------  ------------  ------------  ------------  -----------  ------------
  Total assets..............................   453,329,914  166,274,896    162,581,881   351,478,319  71,863,194    315,970,960

LIABILITIES:
Payable to Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............       133,175           --         88,289        83,355         106          1,660
                                              ------------  ------------  ------------  ------------  -----------  ------------
  Net assets................................  $453,196,739  $166,274,896  $162,493,592  $351,394,964  $71,863,088  $315,969,300
                                              ------------  ------------  ------------  ------------  -----------  ------------
                                              ------------  ------------  ------------  ------------  -----------  ------------

Net asset distribution by category:
  Qualified variable annuity contracts......  $314,229,248  $109,523,792  $109,330,421  $236,665,487  $46,647,495  $222,038,496
  Non-qualified variable annuity
    contracts...............................   138,967,491   56,751,104     53,163,171   114,729,477  25,215,593     93,930,804
                                              ------------  ------------  ------------  ------------  -----------  ------------
                                              $453,196,739  $166,274,896  $162,493,592  $351,394,964  $71,863,088  $315,969,300
                                              ------------  ------------  ------------  ------------  -----------  ------------
                                              ------------  ------------  ------------  ------------  -----------  ------------

Qualified units outstanding, December 31,
 1998.......................................   114,345,181   67,244,780     86,613,172    72,485,823  31,761,575     88,373,003
Net asset value per qualified unit, December
 31, 1998...................................  $   2.748076  $  1.628733   $   1.262284  $   3.264990  $ 1.468677   $   2.512515
Non-qualified units outstanding, December
 31, 1998...................................    50,569,014   34,843,711     42,116,646    35,139,331  17,168,917     37,385,172
Net asset value per non-qualified unit,
 December 31, 1998..........................  $   2.748076  $  1.628733   $   1.262284  $   3.264990  $ 1.468677   $   2.512515

                                                               SELECT
                                                 SELECT        GROWTH     SELECT VALUE
                                                 GROWTH      AND INCOME   OPPORTUNITY*
                                              ------------  ------------  ------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $323,203,657  $270,427,710  $200,579,014
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............            --           --            --
Investment in shares of T. Rowe Price
 International Series, Inc..................            --           --            --
Investment in shares of Delaware Group
 Premium Fund, Inc..........................            --           --            --
Receivable from Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............            --           --            --
                                              ------------  ------------  ------------
  Total assets..............................   323,203,657  270,427,710   200,579,014
LIABILITIES:
Payable to Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............         2,311       31,536         1,862
                                              ------------  ------------  ------------
  Net assets................................  $323,201,346  $270,396,174  $200,577,152
                                              ------------  ------------  ------------
                                              ------------  ------------  ------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $227,291,255  $180,022,112  $142,898,046
  Non-qualified variable annuity
    contracts...............................    95,910,091   90,374,062    57,679,106
                                              ------------  ------------  ------------
                                              $323,201,346  $270,396,174  $200,577,152
                                              ------------  ------------  ------------
                                              ------------  ------------  ------------
Qualified units outstanding, December 31,
 1998.......................................    85,096,800   79,298,223    71,065,129
Net asset value per qualified unit, December
 31, 1998...................................  $   2.670973  $  2.270191   $  2.010804
Non-qualified units outstanding, December
 31, 1998...................................    35,908,296   39,809,012    28,684,598
Net asset value per non-qualified unit,
 December 31, 1998..........................  $   2.670973  $  2.270191   $  2.010804

* Name changed. See Note 1.

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1998

                                                 SELECT          SELECT           DGPF
                                              INTERNATIONAL      CAPITAL      INTERNATIONAL   FIDELITY VIP    FIDELITY VIP
                                                 EQUITY       APPRECIATION       EQUITY        HIGH INCOME    EQUITY-INCOME
                                              -------------   -------------   -------------   -------------   -------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $208,681,110    $150,062,155    $         --    $         --    $         --
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............            --              --              --     209,594,305     584,136,591
Investment in shares of T. Rowe Price
 International Series, Inc..................            --              --              --              --              --
Investment in shares of Delaware Group
 Premium Fund, Inc..........................            --              --     118,501,386              --              --
Receivable from Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............            --              --              --              --              --
                                              -------------   -------------   -------------   -------------   -------------
  Total assets..............................   208,681,110     150,062,155     118,501,386     209,594,305     584,136,591

LIABILITIES:
Payable to Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............         1,913           1,006           1,071             256           4,816
                                              -------------   -------------   -------------   -------------   -------------
  Net assets................................  $208,679,197    $150,061,149    $118,500,315    $209,594,049    $584,131,775
                                              -------------   -------------   -------------   -------------   -------------
                                              -------------   -------------   -------------   -------------   -------------

Net asset distribution by category:
  Qualified variable annuity contracts......  $146,629,320    $104,737,980    $ 82,843,189    $138,969,164    $391,512,849
  Non-qualified variable annuity
    contracts...............................    62,049,877      45,323,169      35,657,126      70,624,885     192,618,926
                                              -------------   -------------   -------------   -------------   -------------
                                              $208,679,197    $150,061,149    $118,500,315    $209,594,049    $584,131,775
                                              -------------   -------------   -------------   -------------   -------------
                                              -------------   -------------   -------------   -------------   -------------

Qualified units outstanding, December 31,
 1998.......................................    91,352,709      55,871,132      47,733,352      64,864,268     125,999,304
Net asset value per qualified unit, December
 31, 1998...................................  $   1.605090    $   1.874635    $   1.735541    $   2.142461    $   3.107262
Non-qualified units outstanding, December
 31, 1998...................................    38,658,192      24,177,063      20,545,251      32,964,373      61,989,921
Net asset value per non-qualified unit,
 December 31, 1998..........................  $   1.605090    $   1.874635    $   1.735541    $   2.142461    $   3.107262

                                                                                                T. ROWE
                                                                              FIDELITY VIP       PRICE
                                              FIDELITY VIP    FIDELITY VIP         II         INTERNATIONAL
                                                 GROWTH         OVERSEAS      ASSET MANAGER      STOCK
                                              -------------   -------------   -------------   ------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $          --   $          --   $         --    $        --
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............    534,372,318     107,144,689    119,652,554             --
Investment in shares of T. Rowe Price
 International Series, Inc..................             --              --             --     95,438,404
Investment in shares of Delaware Group
 Premium Fund, Inc..........................             --              --             --             --
Receivable from Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............             --              --             --             --
                                              -------------   -------------   -------------   ------------
  Total assets..............................    534,372,318     107,144,689    119,652,554     95,438,404
LIABILITIES:
Payable to Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............          5,144           2,512            703          1,080
                                              -------------   -------------   -------------   ------------
  Net assets................................  $ 534,367,174   $ 107,142,177   $119,651,851    $95,437,324
                                              -------------   -------------   -------------   ------------
                                              -------------   -------------   -------------   ------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $ 373,220,162   $  77,463,381   $ 79,681,761    $67,381,222
  Non-qualified variable annuity
    contracts...............................    161,147,012      29,678,796     39,970,090     28,056,102
                                              -------------   -------------   -------------   ------------
                                              $ 534,367,174   $ 107,142,177   $119,651,851    $95,437,324
                                              -------------   -------------   -------------   ------------
                                              -------------   -------------   -------------   ------------
Qualified units outstanding, December 31,
 1998.......................................    104,072,745      42,694,627     46,419,390     48,268,596
Net asset value per qualified unit, December
 31, 1998...................................  $    3.586147   $    1.814359   $   1.716562    $  1.395964
Non-qualified units outstanding, December
 31, 1998...................................     44,935,976      16,357,730     23,284,967     20,098,011
Net asset value per non-qualified unit,
 December 31, 1998..........................  $    3.586147   $    1.814359   $   1.716562    $  1.395964

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
               STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                         GROWTH             INVESTMENT GRADE INCOME           MONEY MARKET
                                               --------------------------  --------------------------  --------------------------
                                                YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                                   1998          1997          1998          1997          1998          1997
                                               ------------  ------------  ------------  ------------  ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  4,406,557  $  4,677,303  $  9,136,667  $  7,765,722  $  6,950,244  $  5,864,394
  Mortality and expense risk fees............    (5,038,572)   (3,908,676)   (1,884,657)   (1,459,800)   (1,609,169)   (1,353,573)
  Administrative expense fees................      (820,233)     (636,296)     (306,804)     (237,642)     (261,957)     (220,349)
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net investment income (loss).............    (1,452,248)      132,331     6,945,206     6,068,280     5,079,118     4,290,472
                                               ------------  ------------  ------------  ------------  ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     4,179,288    58,607,134            --            --            --            --
  Net realized gain (loss) from sales of
    investments..............................     1,604,114       731,664       309,825       (44,567)           --            --
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net realized gain (loss)...................     5,783,402    59,338,798       309,825       (44,567)           --            --
  Net unrealized gain (loss).................    61,966,017     3,870,618     2,193,617     3,131,133            --            --
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net realized and unrealized gain
      (loss).................................    67,749,419    63,209,416     2,503,442     3,086,566            --            --
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets from
    operations...............................    66,297,171    63,341,747     9,448,648     9,154,846     5,079,118     4,290,472
                                               ------------  ------------  ------------  ------------  ------------  ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    23,152,380    23,594,450    10,363,995     8,429,192   388,698,585   333,708,420
  Withdrawals................................   (22,500,816)  (14,324,472)   (9,709,421)   (7,610,810)  (15,069,288)  (10,554,703)
  Contract benefits..........................    (2,796,974)   (1,922,040)     (929,739)     (604,277)   (1,010,367)     (909,248)
  Contract charges...........................      (147,854)     (133,594)      (42,918)      (43,383)      (24,514)      (23,086)
  Transfers between sub-accounts (including
    fixed account), net......................    20,863,894    28,600,309    22,142,688     9,492,754  (364,921,954) (344,087,104)
  Other transfers from (to) the General
    Account..................................     3,452,255     8,871,794     2,166,365     1,855,856    38,477,265    21,015,281
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    22,022,885    44,686,447    23,990,970    11,519,332    46,149,727      (850,440)
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets......    88,320,056   108,028,194    33,439,618    20,674,178    51,228,845     3,440,032

NET ASSETS:
  Beginning of year..........................   364,876,683   256,848,489   132,835,278   112,161,100   111,264,747   107,824,715
                                               ------------  ------------  ------------  ------------  ------------  ------------
  End of year................................  $453,196,739  $364,876,683  $166,274,896  $132,835,278  $162,493,592  $111,264,747
                                               ------------  ------------  ------------  ------------  ------------  ------------
                                               ------------  ------------  ------------  ------------  ------------  ------------

                                                      EQUITY INDEX
                                               --------------------------

                                                YEAR ENDED DECEMBER 31,
                                                   1998          1997
                                               ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  3,345,195  $  2,257,717
  Mortality and expense risk fees............    (3,473,180)   (2,067,797)
  Administrative expense fees................      (565,402)     (336,618)
                                               ------------  ------------
    Net investment income (loss).............      (693,387)     (146,698)
                                               ------------  ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     8,462,654     5,924,374
  Net realized gain (loss) from sales of
    investments..............................     3,042,914       891,735
                                               ------------  ------------
  Net realized gain (loss)...................    11,505,568     6,816,109
  Net unrealized gain (loss).................    55,881,208    35,286,956
                                               ------------  ------------
    Net realized and unrealized gain
      (loss).................................    67,386,776    42,103,065
                                               ------------  ------------
  Net increase (decrease) in net assets from
    operations...............................    66,693,389    41,956,367
                                               ------------  ------------
CONTRACT TRANSACTIONS:
  Net purchase payments......................    25,436,203    20,271,093
  Withdrawals................................   (13,594,962)   (6,948,755)
  Contract benefits..........................    (2,098,286)   (1,317,585)
  Contract charges...........................       (84,863)      (54,416)
  Transfers between sub-accounts (including
    fixed account), net......................    47,344,643    42,716,321
  Other transfers from (to) the General
    Account..................................     7,492,994     9,939,409
                                               ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    64,495,729    64,606,067
                                               ------------  ------------
  Net increase (decrease) in net assets......   131,189,118   106,562,434
NET ASSETS:
  Beginning of year..........................   220,205,846   113,643,412
                                               ------------  ------------
  End of year................................  $351,394,964  $220,205,846
                                               ------------  ------------
                                               ------------  ------------

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                                                   SELECT
                                                   GOVERNMENT BOND           AGGRESSIVE GROWTH             SELECT GROWTH
                                               ------------------------  --------------------------  --------------------------
                                               YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                                  1998         1997          1998          1997          1998          1997
                                               -----------  -----------  ------------  ------------  ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $ 3,358,913  $ 2,535,091  $         --  $         --  $    207,168  $    546,016
  Mortality and expense risk fees............     (744,074)    (524,714)   (3,432,518)   (2,622,781)   (3,058,313)   (1,741,645)
  Administrative expense fees................     (121,128)     (85,419)     (558,782)     (426,964)     (497,865)     (283,523)
                                               -----------  -----------  ------------  ------------  ------------  ------------
    Net investment income (loss).............    2,493,711    1,924,958    (3,991,300)   (3,049,745)   (3,349,010)   (1,479,152)
                                               -----------  -----------  ------------  ------------  ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................           --           --            --    19,360,712     2,488,257     9,673,224
  Net realized gain (loss) from sales of
    investments..............................       79,202     (121,227)    1,315,125     2,017,143     1,422,656       313,313
                                               -----------  -----------  ------------  ------------  ------------  ------------
  Net realized gain (loss)...................       79,202     (121,227)    1,315,125    21,377,855     3,910,913     9,986,537
  Net unrealized gain (loss).................      920,202      550,499    28,554,242    15,604,997    73,132,113    29,255,432
                                               -----------  -----------  ------------  ------------  ------------  ------------
    Net realized and unrealized gain
      (loss).................................      999,404      429,272    29,869,367    36,982,852    77,043,026    39,241,969
                                               -----------  -----------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets from
    operations...............................    3,493,115    2,354,230    25,878,067    33,933,107    73,694,016    37,762,817
                                               -----------  -----------  ------------  ------------  ------------  ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    9,387,842    5,942,847    21,281,666    20,169,980    22,206,826    16,019,651
  Withdrawals................................   (4,327,463)  (3,481,815)  (15,897,301)  (10,807,027)  (10,783,834)   (5,353,128)
  Contract benefits..........................     (646,947)    (178,244)     (842,853)     (526,406)     (896,543)     (391,982)
  Contract charges...........................      (14,294)     (15,235)     (115,070)     (101,719)      (77,520)      (48,587)
  Transfers between sub-accounts (including
    fixed account), net......................   13,782,410    2,892,959    35,552,684    19,497,013    43,402,629    39,243,670
  Other transfers from (to) the General
    Account..................................    1,396,680      755,654     3,919,867     6,766,308     6,310,988     7,296,335
                                               -----------  -----------  ------------  ------------  ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................   19,578,228    5,916,166    43,898,993    34,998,149    60,162,546    56,765,959
                                               -----------  -----------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets......   23,071,343    8,270,396    69,777,060    68,931,256   133,856,562    94,528,776

NET ASSETS:
  Beginning of year..........................   48,791,745   40,521,349   246,192,240   177,260,984   189,344,784    94,816,008
                                               -----------  -----------  ------------  ------------  ------------  ------------
  End of year................................  $71,863,088  $48,791,745  $315,969,300  $246,192,240  $323,201,346  $189,344,784
                                               -----------  -----------  ------------  ------------  ------------  ------------
                                               -----------  -----------  ------------  ------------  ------------  ------------

                                                         SELECT
                                                   GROWTH AND INCOME
                                               --------------------------

                                                YEAR ENDED DECEMBER 31,
                                                   1998          1997
                                               ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  2,954,575  $  2,261,128
  Mortality and expense risk fees............    (2,918,081)   (2,108,661)
  Administrative expense fees................      (475,036)     (343,271)
                                               ------------  ------------
    Net investment income (loss).............      (438,542)     (190,804)
                                               ------------  ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................       849,325    17,526,962
  Net realized gain (loss) from sales of
    investments..............................     1,103,007       324,268
                                               ------------  ------------
  Net realized gain (loss)...................     1,952,332    17,851,230
  Net unrealized gain (loss).................    30,548,177    13,743,540
                                               ------------  ------------
    Net realized and unrealized gain
      (loss).................................    32,500,509    31,594,770
                                               ------------  ------------
  Net increase (decrease) in net assets from
    operations...............................    32,061,967    31,403,966
                                               ------------  ------------
CONTRACT TRANSACTIONS:
  Net purchase payments......................    15,264,363    14,721,001
  Withdrawals................................   (11,976,840)   (7,632,571)
  Contract benefits..........................    (2,094,743)   (1,069,129)
  Contract charges...........................       (65,775)      (54,866)
  Transfers between sub-accounts (including
    fixed account), net......................    26,940,573    24,504,584
  Other transfers from (to) the General
    Account..................................     5,446,574     7,823,859
                                               ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    33,514,152    38,292,878
                                               ------------  ------------
  Net increase (decrease) in net assets......    65,576,119    69,696,844
NET ASSETS:
  Beginning of year..........................   204,820,055   135,123,211
                                               ------------  ------------
  End of year................................  $270,396,174  $204,820,055
                                               ------------  ------------
                                               ------------  ------------

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                      SELECT VALUE                   SELECT                  SELECT CAPITAL
                                                      OPPORTUNITY*            INTERNATIONAL EQUITY            APPRECIATION
                                               --------------------------  --------------------------  --------------------------
                                                YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                                   1998          1997          1998          1997          1998          1997
                                               ------------  ------------  ------------  ------------  ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  1,687,684  $    908,127  $  2,621,728  $  3,685,822  $         --  $         --
  Mortality and expense risk fees............    (2,273,384)   (1,575,698)   (2,307,959)   (1,703,767)   (1,566,368)   (1,185,389)
  Administrative expense fees................      (370,086)     (256,508)     (375,715)     (277,358)     (254,990)     (192,970)
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net investment income (loss).............      (955,786)     (924,079)      (61,946)    1,704,697    (1,821,358)   (1,378,359)
                                               ------------  ------------  ------------  ------------  ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................       655,973    21,872,379            --     5,123,796    22,715,912            --
  Net realized gain (loss) from sales of
    investments..............................       420,110       124,769       463,309       355,498       922,786       166,549
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net realized gain (loss)...................     1,076,083    21,997,148       463,309     5,479,294    23,638,698       166,549
  Net unrealized gain (loss).................     5,479,539     5,647,860    24,779,920    (4,095,030)   (5,203,690)   14,907,829
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net realized and unrealized gain
      (loss).................................     6,555,622    27,645,008    25,243,229     1,384,264    18,435,008    15,074,378
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets from
    operations...............................     5,599,836    26,720,929    25,181,283     3,088,961    16,613,650    13,696,019
                                               ------------  ------------  ------------  ------------  ------------  ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    12,662,724    12,525,397    13,306,352    15,822,978     9,353,854    10,932,867
  Withdrawals................................    (8,295,446)   (4,937,439)   (7,314,601)   (5,740,190)   (5,713,842)   (4,048,564)
  Contract benefits..........................      (575,288)     (390,911)     (685,709)     (349,685)     (419,195)     (326,931)
  Contract charges...........................       (59,441)      (45,532)      (64,103)      (50,179)      (46,233)      (38,655)
  Transfers between sub-accounts (including
    fixed account), net......................    22,459,345    30,274,306    14,347,051    36,530,634     9,998,422    13,171,289
  Other transfers from (to) the General
    Account..................................     3,197,294     6,384,929     2,330,088     7,275,661     1,818,486     6,607,194
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    29,389,188    43,810,750    21,919,078    53,489,219    14,991,492    26,297,200
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets......    34,989,024    70,531,679    47,100,361    56,578,180    31,605,142    39,993,219

NET ASSETS:
  Beginning of year..........................   165,588,128    95,056,449   161,578,836   105,000,656   118,456,007    78,462,788
                                               ------------  ------------  ------------  ------------  ------------  ------------
  End of year................................  $200,577,152  $165,588,128  $208,679,197  $161,578,836  $150,061,149  $118,456,007
                                               ------------  ------------  ------------  ------------  ------------  ------------
                                               ------------  ------------  ------------  ------------  ------------  ------------

                                                         DGPF
                                                 INTERNATIONAL EQUITY
                                               -------------------------

                                                YEAR ENDED DECEMBER 31,
                                                   1998         1997
                                               ------------  -----------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  3,818,720  $ 2,511,425
  Mortality and expense risk fees............    (1,364,199)  (1,067,089)
  Administrative expense fees................      (222,079)    (173,712)
                                               ------------  -----------
    Net investment income (loss).............     2,232,442    1,270,624
                                               ------------  -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................            --           --
  Net realized gain (loss) from sales of
    investments..............................       524,782      363,002
                                               ------------  -----------
  Net realized gain (loss)...................       524,782      363,002
  Net unrealized gain (loss).................     6,030,154    1,321,628
                                               ------------  -----------
    Net realized and unrealized gain
      (loss).................................     6,554,936    1,684,630
                                               ------------  -----------
  Net increase (decrease) in net assets from
    operations...............................     8,787,378    2,955,254
                                               ------------  -----------
CONTRACT TRANSACTIONS:
  Net purchase payments......................     6,454,592    7,830,705
  Withdrawals................................    (5,616,866)  (3,857,969)
  Contract benefits..........................      (369,791)    (207,583)
  Contract charges...........................       (34,104)     (29,701)
  Transfers between sub-accounts (including
    fixed account), net......................     8,564,109   20,741,571
  Other transfers from (to) the General
    Account..................................     1,556,191    4,277,465
                                               ------------  -----------
  Net increase (decrease) in net assets from
    contract transactions....................    10,554,131   28,754,488
                                               ------------  -----------
  Net increase (decrease) in net assets......    19,341,509   31,709,742
NET ASSETS:
  Beginning of year..........................    99,158,806   67,449,064
                                               ------------  -----------
  End of year................................  $118,500,315  $99,158,806
                                               ------------  -----------
                                               ------------  -----------

* Name changed. See note 1.

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                      FIDELITY VIP                FIDELITY VIP                FIDELITY VIP
                                                      HIGH INCOME                EQUITY-INCOME                   GROWTH
                                               --------------------------  --------------------------  --------------------------
                                                YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                                   1998          1997          1998          1997          1998          1997
                                               ------------  ------------  ------------  ------------  ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $ 12,578,810  $  7,884,412  $  7,149,010  $  6,423,548  $  1,980,389  $  2,066,887
  Mortality and expense risk fees............    (2,432,246)   (1,720,161)   (6,788,549)   (5,445,301)   (5,516,150)   (4,299,523)
  Administrative expense fees................      (395,947)     (280,026)   (1,105,112)     (886,444)     (897,978)     (699,922)
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net investment income (loss).............     9,750,617     5,884,225      (744,651)       91,803    (4,433,739)   (2,932,558)
                                               ------------  ------------  ------------  ------------  ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     7,992,786       974,478    25,442,066    32,296,170    51,802,813     9,251,781
  Net realized gain (loss) from sales of
    investments..............................       (46,537)      203,134     4,980,239     2,786,309     6,211,181     3,287,677
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net realized gain (loss)...................     7,946,249     1,177,612    30,422,305    35,082,479    58,013,994    12,539,458
  Net unrealized gain (loss).................   (29,941,145)   13,667,456    21,541,366    66,391,863    92,401,524    57,841,299
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net realized and unrealized gain
     (loss)..................................   (21,994,896)   14,845,068    51,963,671   101,474,342   150,415,518    70,380,757
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets from
    operations...............................   (12,244,279)   20,729,293    51,219,020   101,566,145   145,981,779    67,448,199
                                               ------------  ------------  ------------  ------------  ------------  ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    16,334,143    15,736,449    31,978,182    31,711,858    24,189,477    25,916,377
  Withdrawals................................   (10,795,966)   (6,766,607)  (31,513,789)  (23,477,780)  (27,468,965)  (18,451,418)
  Contract benefits..........................    (1,097,609)     (424,758)   (2,356,266)   (1,600,308)   (2,039,146)     (971,009)
  Contract charges...........................       (58,071)      (51,854)     (203,860)     (195,262)     (191,465)     (181,070)
  Transfers between sub-accounts (including
    fixed account), net......................    38,988,866    33,013,744    24,052,204    17,682,680     5,764,814     1,235,885
  Other transfers from (to) the General
    Account..................................     5,027,099     5,515,208     2,652,365     9,212,572     1,580,856     6,354,543
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    48,398,462    47,022,182    24,608,836    33,333,761     1,835,571    13,903,308
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets......    36,154,183    67,751,475    75,827,856   134,899,906   147,817,350    81,351,507

NET ASSETS:
  Beginning of year..........................   173,439,866   105,688,391   508,303,919   373,404,013   386,549,824   305,198,317
                                               ------------  ------------  ------------  ------------  ------------  ------------
  End of year................................  $209,594,049  $173,439,866  $584,131,775  $508,303,919  $534,367,174  $386,549,824
                                               ------------  ------------  ------------  ------------  ------------  ------------
                                               ------------  ------------  ------------  ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                     FIDELITY VIP              FIDELITY VIP II            T. ROWE PRICE
                                                       OVERSEAS                 ASSET MANAGER          INTERNATIONAL STOCK
                                               -------------------------  -------------------------  ------------------------
                                                YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                                   1998         1997          1998         1997         1998         1997
                                               ------------  -----------  ------------  -----------  -----------  -----------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  1,818,875  $ 1,593,893  $  2,716,853  $ 1,921,322  $ 1,097,794  $   672,911
  Mortality and expense risk fees............    (1,262,186)  (1,150,997)   (1,241,535)    (840,972)  (1,054,718)    (750,999)
  Administrative expense fees................      (205,472)    (187,372)     (202,110)    (136,902)    (171,698)    (122,256)
                                               ------------  -----------  ------------  -----------  -----------  -----------
    Net investment income (loss).............       351,217      255,524     1,273,208      943,448     (128,622)    (200,344)
                                               ------------  -----------  ------------  -----------  -----------  -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     5,360,896    6,327,269     8,150,559    4,819,590      387,457      953,290
  Net realized gain (loss) from sales of
    investments..............................       856,760    2,767,486       160,609      227,627      237,516      161,070
                                               ------------  -----------  ------------  -----------  -----------  -----------
  Net realized gain (loss)...................     6,217,656    9,094,755     8,311,168    5,047,217      624,973    1,114,360
  Net unrealized gain (loss).................     3,731,753     (571,995)    3,240,712    5,671,077   10,425,832     (909,997)
                                               ------------  -----------  ------------  -----------  -----------  -----------
    Net realized and unrealized gain
     (loss)..................................     9,949,409    8,522,760    11,551,880   10,718,294   11,050,805      204,363
                                               ------------  -----------  ------------  -----------  -----------  -----------

  Net increase (decrease) in net assets from
    operations...............................    10,300,626    8,778,284    12,825,088   11,661,742   10,922,183        4,019
                                               ------------  -----------  ------------  -----------  -----------  -----------

CONTRACT TRANSACTIONS:
  Net purchase payments......................     6,122,888    5,580,597     8,512,565    6,136,311    5,708,803    7,087,778
  Withdrawals................................    (6,424,320)  (5,698,045)   (5,321,586)  (3,519,671)  (3,090,733)  (2,318,926)
  Contract benefits..........................      (413,395)    (310,083)     (653,162)    (111,937)    (234,511)    (302,518)
  Contract charges...........................       (46,447)     (50,533)      (23,772)     (18,363)     (21,793)     (16,117)
  Transfers between sub-accounts (including
    fixed account), net......................     4,525,206  (10,194,522)   18,036,934   12,603,408    7,450,376   20,482,835
  Other transfers from (to) the General
    Account..................................       534,379      847,013     2,193,311    3,355,998    1,566,892    5,001,709
                                               ------------  -----------  ------------  -----------  -----------  -----------
  Net increase (decrease) in net assets from
    contract transactions....................     4,298,311   (9,825,573)   22,744,290   18,445,746   11,379,034   29,934,761
                                               ------------  -----------  ------------  -----------  -----------  -----------

  Net increase (decrease) in net assets......    14,598,937   (1,047,289)   35,569,378   30,107,488   22,301,217   29,938,780

NET ASSETS:
  Beginning of year..........................    92,543,240   93,590,529    84,082,473   53,974,985   73,136,107   43,197,327
                                               ------------  -----------  ------------  -----------  -----------  -----------
  End of year................................  $107,142,177  $92,543,240  $119,651,851  $84,082,473  $95,437,324  $73,136,107
                                               ------------  -----------  ------------  -----------  -----------  -----------
                                               ------------  -----------  ------------  -----------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    Separate Account VA-K, which funds the Allmerica Advantage and ExecAnnuity Plus variable annuity contracts, in addition to other contracts (the Delaware Medallion variable annuity contracts), is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the Company), established on November 1, 1990 for the purpose of separating from the general assets of the Company those assets used to fund certain variable annuity contracts issued by the Company. The Company is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company (First Allmerica). First Allmerica is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Separate Account VA-K are clearly identified and distinguished from the other assets and liabilities of the Company. Separate Account VA-K cannot be charged with liabilities arising out of any other business of the Company.

    Separate Account VA-K is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Separate Account VA-K currently offers eighteen Sub-Accounts under the Allmerica Advantage and ExecAnnuity Plus variable annuity contracts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Allmerica Investment Trust (the Trust) managed by Allmerica Financial Investment Management Services, Inc. (AFIMS) (successor to Allmerica Investment Management Company, Inc.), a wholly-owned subsidiary of First Allmerica; or of the Variable Insurance Products Fund (Fidelity VIP) or the Variable Insurance Products Fund II (Fidelity VIP II) managed by Fidelity Management & Research Company (FMR); or of the Delaware Group Premium Fund, Inc. (DGPF) managed by Delaware International Advisers Ltd.; or of the T. Rowe Price International Series, Inc. (T. Rowe Price) managed by T. Rowe Price-Fleming International, Inc. The Trust, Fidelity VIP, Fidelity VIP II, DGPF, and T. Rowe Price (the Funds) are open-end, management investment companies registered under the 1940 Act.

    Separate Account VA-K funds two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Section 401, 403, or 408 of the Internal Revenue Code (the
Code), while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified contract or a non-qualified contract.

    Effective January 9, 1998, Small-Mid Cap Value Fund was renamed Select Value Opportunity Fund.

    Certain prior year balances have been reclassified to conform with current year presentation.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS -- Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Funds. Net realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Funds at net asset value.

    FEDERAL INCOME TAXES -- The Company is taxed as a "life insurance company" under Subchapter L of the Code and files a consolidated federal income tax return with First Allmerica. The Company anticipates no tax

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

liability resulting from the operations of Separate Account VA-K. Therefore, no provision for income taxes has been charged against Separate Account VA-K.

NOTE 3 -- INVESTMENTS

    The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in the Funds at December 31, 1998 were as follows:

                                                  PORTFOLIO INFORMATION
                                          -------------------------------------
                                                                      NET ASSET
                                           NUMBER OF     AGGREGATE      VALUE
INVESTMENT PORTFOLIO                         SHARES         COST      PER SHARE
----------------------------------------  ------------  ------------  ---------
Growth..................................   160,470,766  $359,758,297  $ 2.825
Investment Grade Income.................   146,868,630   162,430,235    1.132
Money Market............................   162,581,881   162,581,881    1.000
Equity Index............................   103,133,310   235,122,783    3.408
Government Bond.........................    67,287,635    71,294,360    1.068
Select Aggressive Growth................   128,443,479   234,368,079    2.460
Select Growth...........................   133,115,179   211,148,273    2.428
Select Growth and Income................   152,011,079   203,910,122    1.779
Select Value Opportunity*...............   119,037,991   172,188,592    1.685
Select International Equity.............   135,331,459   171,518,089    1.542
Select Capital Appreciation.............    91,501,314   136,667,046    1.640
DGPF International Equity...............     7,190,618    98,679,065   16.480
Fidelity VIP High Income................    18,178,170   216,072,648   11.530
Fidelity VIP Equity-Income..............    22,979,410   408,931,468   25.420
Fidelity VIP Growth.....................    11,909,345   311,766,409   44.870
Fidelity VIP Overseas...................     5,343,875    86,946,809   20.050
Fidelity VIP II Asset Manager...........     6,588,797   103,227,773   18.160
T. Rowe Price International Stock.......     6,572,893    82,587,256   14.520

* Name changed. See Note 1.

NOTE 4 -- RELATED PARTY TRANSACTIONS

    The Company makes a charge of 1.25% per annum based on the average daily net assets of such Sub-Account at each valuation date for mortality and expense risks. The Company also charges each Sub-Account 0.20% per annum based on the average daily net assets of each Sub-Account for administrative expenses. These charges are deducted from the daily value of each Sub-Account and are paid to the Company on a daily basis.

    For contracts issued on Forms A3018-91 and A3021-93 (ExecAnnuity Plus 91 and ExecAnnuity Plus 93), a contract fee is deducted on the contract anniversary and upon full surrender of the contract when the accumulated value is $50,000 or less. The fee is the lesser of $30 or 3% of the accumulated value on the contract anniversary or full surrender date. For contracts issued on Form A3025-96 (Allmerica Advantage), a

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- RELATED PARTY TRANSACTIONS (CONTINUED)

contract fee of $30 is deducted on the contract anniversary and upon full surrender when the accumulated value is less than $50,000. The fee is currently waived for all contracts (ExecAnnuity Plus and Allmerica Advantage) issued to and maintained by the trustee of a 401(k) plan.

    Allmerica Investments, Inc. (Allmerica Investments), a wholly-owned subsidiary of First Allmerica, is principal underwriter and general distributor of Separate Account VA-K, and does not receive any compensation for sales of the contracts. Commissions are paid to registered representatives of Allmerica Investments by the Company. The current series of contracts have a contingent deferred sales charge and no deduction is made for sales charges at the time of the sale. For the years ended December 31, 1998 and 1997, the Company received $3,200,685 and $3,189,265, respectively, for contingent deferred sales charges applicable to Separate Account VA-K.

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS

    Transactions from contractowners and sponsor were as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                          1998                           1997
                                               ---------------------------   ----------------------------
                                                  UNITS          AMOUNT         UNITS          AMOUNT
                                               ------------   ------------   ------------   -------------
Growth
  Issuance of Units..........................    35,414,157   $ 88,002,941     43,130,029   $  91,345,943
  Redemption of Units........................   (26,666,754)   (65,980,056)   (22,583,348)    (46,659,496)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     8,747,403   $ 22,022,885     20,546,681   $  44,686,447
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Investment Grade Income
  Issuance of Units..........................    40,947,469   $ 67,361,561     28,304,457   $  40,432,162
  Redemption of Units........................   (25,662,004)   (43,370,591)   (20,579,115)    (28,912,830)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    15,285,465   $ 23,990,970      7,725,342   $  11,519,332
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Money Market
  Issuance of Units..........................   480,585,830   $576,517,573    390,077,704   $ 446,824,506
  Redemption of Units........................  (443,526,171)  (530,367,846)  (390,768,219)   (447,674,946)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    37,059,659   $ 46,149,727       (690,515)  $    (850,440)
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Equity Index
  Issuance of Units..........................    43,689,479   $125,016,046     44,575,824   $  99,696,713
  Redemption of Units........................   (21,378,757)   (60,520,317)   (16,734,613)    (35,090,646)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    22,310,722   $ 64,495,729     27,841,211   $  64,606,067
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Government Bond
  Issuance of Units..........................    36,235,069   $ 51,588,649     18,588,389   $  24,289,010
  Redemption of Units........................   (22,565,149)   (32,010,421)   (14,247,517)    (18,372,844)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    13,669,920   $ 19,578,228      4,340,872   $   5,916,166
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                YEAR ENDED DECEMBER 31,
                                                          1998                           1997
                                               ---------------------------   ----------------------------
                                                  UNITS          AMOUNT         UNITS          AMOUNT
                                               ------------   ------------   ------------   -------------
Select Aggressive Growth
  Issuance of Units..........................    41,209,415   $ 96,835,317     39,273,921   $  83,733,189
  Redemption of Units........................   (22,240,992)   (52,936,324)   (22,457,833)    (48,735,040)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    18,968,423   $ 43,898,993     16,816,088   $  34,998,149
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Growth
  Issuance of Units..........................    50,148,994   $113,239,811     48,217,022   $  84,427,107
  Redemption of Units........................   (23,786,903)   (53,077,265)   (16,210,356)    (27,661,148)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    26,362,091   $ 60,162,546     32,006,666   $  56,765,959
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Growth and Income
  Issuance of Units..........................    37,081,023   $ 77,642,713     35,766,602   $  63,156,211
  Redemption of Units........................   (21,516,678)   (44,128,561)   (14,723,868)    (24,863,333)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    15,564,345   $ 33,514,152     21,042,734   $  38,292,878
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Value Opportunity*
  Issuance of Units..........................    32,164,349   $ 63,580,221     37,678,681   $  65,123,255
  Redemption of Units........................   (17,540,671)   (34,191,033)   (12,696,975)    (21,312,505)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    14,623,678   $ 29,389,188     24,981,706   $  43,810,750
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select International Equity
  Issuance of Units..........................    37,484,996   $ 56,306,351     57,085,507   $  78,522,937
  Redemption of Units........................   (23,060,019)   (34,387,273)   (18,985,695)    (25,033,718)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    14,424,977   $ 21,919,078     38,099,812   $  53,489,219
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Capital Appreciation
  Issuance of Units..........................    25,808,681   $ 42,819,894     35,616,682   $  51,985,258
  Redemption of Units........................   (16,692,015)   (27,828,402)   (17,612,505)    (25,688,058)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     9,116,666   $ 14,991,492     18,004,177   $  26,297,200
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
DGPF International Equity
  Issuance of Units..........................    19,548,692   $ 32,754,499     28,045,942   $  44,814,323
  Redemption of Units........................   (13,404,183)   (22,200,368)   (10,328,017)    (16,059,835)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     6,144,509   $ 10,554,131     17,717,925   $  28,754,488
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP High Income
  Issuance of Units..........................    41,047,554   $ 91,158,751     34,859,555   $  72,871,648
  Redemption of Units........................   (19,562,695)   (42,760,289)   (12,480,024)    (25,849,466)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    21,484,859   $ 48,398,462     22,379,531   $  47,022,182
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
* Name changed. See Note 1.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                YEAR ENDED DECEMBER 31,
                                                          1998                           1997
                                               ---------------------------   ----------------------------
                                                  UNITS          AMOUNT         UNITS          AMOUNT
                                               ------------   ------------   ------------   -------------
Fidelity VIP Equity-Income
  Issuance of Units..........................    40,370,670   $120,358,364     43,116,999   $ 110,157,686
  Redemption of Units........................   (32,382,953)   (95,749,528)   (30,112,367)    (76,823,925)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     7,987,717   $ 24,608,836     13,004,632   $  33,333,761
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP Growth
  Issuance of Units..........................    27,217,433   $ 81,585,030     31,617,632   $  75,684,507
  Redemption of Units........................   (26,419,759)   (79,749,459)   (25,854,345)    (61,781,199)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................       797,674   $  1,835,571      5,763,287   $  13,903,308
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP Overseas
  Issuance of Units..........................    14,517,190   $ 25,690,826     13,825,037   $  22,465,826
  Redemption of Units........................   (12,153,924)   (21,392,515)   (20,184,580)    (32,291,399)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     2,363,266   $  4,298,311     (6,359,543)  $  (9,825,573)
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP II Asset Manager
  Issuance of Units..........................    27,248,291   $ 42,989,274     22,356,154   $  30,447,764
  Redemption of Units........................   (13,095,360)   (20,244,984)    (9,219,052)    (12,002,018)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    14,152,931   $ 22,744,290     13,137,102   $  18,445,746
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
T. Rowe Price International Stock
  Issuance of Units..........................    22,433,345   $ 29,223,947     34,218,462   $  42,222,755
  Redemption of Units........................   (13,899,360)   (17,844,913)   (10,301,277)    (12,287,994)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     8,533,985   $ 11,379,034     23,917,185   $  29,934,761
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------

NOTE 6 -- DIVERSIFICATION REQUIREMENTS

    Under the provisions of Section 817(h) of the Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of The Treasury.

    The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Separate Account VA-K satisfies the current requirements of the regulations, and it intends that Separate Account VA-K will continue to meet such requirements.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- PURCHASES AND SALES OF SECURITIES

    Cost of purchases and proceeds from sales of shares of the Funds by Separate Account VA-K during the year ended December 31, 1998 were as follows:

INVESTMENT PORTFOLIO                                      PURCHASES       SALES
-------------------------------------------------------  ------------  ------------
Growth.................................................  $ 36,804,762  $ 11,937,216
Investment Grade Income................................    42,211,202    11,313,870
Money Market...........................................   160,141,982   108,831,461
Equity Index...........................................    82,436,216    10,164,360
Government Bond........................................    29,409,316     7,337,184
Select Aggressive Growth...............................    45,055,514     5,146,364
Select Growth..........................................    64,871,281     5,566,271
Select Growth and Income...............................    41,475,097     7,518,994
Select Value Opportunity*..............................    33,491,083     4,399,149
Select International Equity............................    25,186,102     3,326,388
Select Capital Appreciation............................    41,473,637     5,586,634
DGPF International Equity..............................    16,911,124     4,123,154
Fidelity VIP High Income...............................    73,084,617     6,941,557
Fidelity VIP Equity-Income.............................    69,378,741    20,066,859
Fidelity VIP Growth....................................    68,678,529    19,469,351
Fidelity VIP Overseas..................................    15,148,901     5,136,519
Fidelity VIP II Asset Manager..........................    34,770,297     2,601,402
T. Rowe Price International Stock......................    14,451,395     2,812,197
                                                         ------------  ------------
Totals.................................................  $894,979,796  $242,278,930
                                                         ------------  ------------
                                                         ------------  ------------

* Name changed. See Note 1.

                             PART C. OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  FINANCIAL STATEMENTS

          Financial Statements Included in Part A
          None

          Financial Statements Included in Part B
          Financial Statements for Allmerica Financial Life Insurance and Annuity Company
          Financial Statements for Separate Account VA-K of Allmerica Financial Life Insurance and Annuity Company

          Financial Statements Included in Part C
          None

     (b)  EXHIBITS

          EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated November 1, 1990 was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

          EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

          EXHIBIT 3      (a)  Underwriting and Administrative Service Agreement
                              was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 14 and is incorporated by reference herein.

                         (b) Sales Agreements were previously filed on April 24, 1998 in Registration Statement No. 33-39702/ 811-6293, Post-Effective Amendment No. 14, and are incorporated by reference herein.

                         (c) General Agent's Agreement was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment
                              No. 14, and is incorporated by reference herein.

                         (d) IVA Commission Schedule was previously filed on June 29, 1999 in Registrant's initial Registration Statement No. 333-81861/811-6293 and is incorporated by reference herein. Career Agent Agreement with Commission Schedule was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

                         (e) Registered Representative's Agreement was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

          EXHIBIT 4      Contract Form A3029-99 is filed herewith.

          EXHIBIT 5 Application Form 10999 was previously filed on June 29, 1999 in Registrant's initial Registration Statement
                         No. 333-81861/811-6293 and is incorporated by reference herein.

          EXHIBIT 6 The Depositor's Articles of Incorporation and Bylaws, as amended to reflect its name change, were previously filed on September 28, 1995 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 9, and are incorporated by reference herein.

          EXHIBIT 7      Not Applicable.

          EXHIBIT 8      (a)  Fidelity Service Agreement was previously filed on
                              April 30, 1996 in Registration Statement No.
                              33-39702/811-6293, Post-Effective Amendment No. 11, and is incorporated by reference herein.

                         (b) An Amendment to the Fidelity Service Agreement, effective as of January 1, 1997, was previously filed on April 2, 1997 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 12, and is incorporated by reference herein.

                         (c) Fidelity Service Contract, effective as of January 1, 1997, was previously filed on April 2, 1997 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 12, and is incorporated by reference herein.

                         (d) T. Rowe Price Service Agreement was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

                         (e) BFDS Agreements for lockbox and mailroom services were previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 14, and are incorporated by reference herein.

                         (f)  Directors' Power of Attorney is filed herewith.

          EXHIBIT 9      Opinion of Counsel is filed herewith.

          EXHIBIT 10     Consent of Independent Accountants is filed herewith.

          EXHIBIT 11     None.

          EXHIBIT 12     None.

          EXHIBIT 13 Schedule for Computation of Performance Quotations is filed herewith.

          EXHIBIT 14     Not Applicable.

          EXHIBIT 15     (a)  Participation Agreement with Allmerica Investment
                              Trust was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

                         (b) Participation Agreement, as amended, with Variable Insurance Products Fund was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

                         (c) Participation Agreement, as amended, with Variable Insurance Products Fund II was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

                         (d) Participation Agreement with Delaware Group Premium Fund, Inc. and Amendment was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective
                              Amendment No. 14, and is incorporated by reference herein.

                         (e) Participation Agreement with T. Rowe Price International Series, Inc. was previously filed on April 24, 1998 in Registration Statement No. 33-39702/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The principal business address of all the following Directors and Officers is:
     440 Lincoln Street
     Worcester, Massachusetts 01653

           DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH
 COMPANY                       PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------       -----------------------------------------------
  Bruce C. Anderson         Director (since 1996), Vice President (since 1984)
   Director                 and Assistant Secretary (since 1992) of First
                            Allmerica

  Warren E. Barnes          Vice President (since 1996) and Corporate
   Vice President and       Controller (since 1998) of First Allmerica
   Corporate Controller

  Robert E. Bruce           Director and Chief Information Officer (since 1997)
   Director and Chief       and Vice President (since 1995) of First Allmerica;
   Information              and Corporate Manager (1979 to 1995) of Digital
   Officer                  Equipment Corporation

  Mary Eldridge             Secretary (since 1999) of First Allmerica;
   Secretary                Secretary (since 1999) of Allmerica Investments,
                            Inc.; and Secretary (since 1999) of Allmerica
                            Financial Investment Management Services, Inc.

  John P. Kavanaugh         Director and Chief Investment Officer (since 1996)
   Director, Vice President and Vice President (since 1991) of First Allmerica;
   and                      and Vice President (since 1998) of Allmerica
   Chief Investment Officer Financial Investment Management Services, Inc.

  John F. Kelly             Director (since 1996), Senior Vice President (since
   Director, Vice           1986), General Counsel (since 1981) and Assistant
   President and            Secretary (since 1991) of First Allmerica; Director
   General Counsel          (since 1985) of Allmerica Investments, Inc.; and
                            Director (since 1990) of Allmerica Financial
                            Investment Management Services, Inc.

  J. Barry May              Director (since 1996) of First Allmerica; Director
   Director                 and President (since 1996) of The Hanover Insurance
                            Company; and Vice President (1993 to 1996) of The
                            Hanover Insurance Company

  James R. McAuliffe        Director (since 1996) of First Allmerica; Director
   Director                 (since 1992), President (since 1994) and Chief
                            Executive Officer (since 1996) of Citizens
                            Insurance Company of America

  John F. O'Brien           Director, President and Chief Executive Officer
   Director and Chairman of (since 1989) of First Allmerica; Director (since
   the Board                1989) of Allmerica Investments, Inc.; and Director
                            and Chairman of the Board (since 1990) of Allmerica
                            Financial Investment Management Services, Inc.

  Edward J. Parry, III      Director and Chief Financial Officer (since 1996)
   Director, Vice           and Vice President and Treasurer (since 1993) of
   President,               First Allmerica; Treasurer (since 1993) of
   Chief Financial Officer  Allmerica Investments, Inc.; and Treasurer (since
   and                      1993) of Allmerica Financial Investment Management
   Treasurer                Services, Inc.

  Richard M. Reilly         Director (since 1996) and Vice President (since
   Director, President and 1990) of First Allmerica; Director (since 1990) of Chief Executive Officer Allmerica Investments, Inc.; and Director and
                            President (since 1998) of Allmerica Financial
                            Investment Management Services, Inc.

  Robert P. Restrepo, Jr.   Director and Vice President (since 1998) of First
   Director                 Allmerica; Chief Executive Officer (1996 to 1998)
                            of Travelers Property & Casualty; Senior Vice
                            President (1993 to 1996) of Aetna Life & Casualty
                            Company

  Eric A. Simonsen          Director (since 1996) and Vice President (since
   Director and Vice        1990) of First Allmerica; Director (since 1991) of
   President                Allmerica Investments, Inc.; and Director (since
                            1991) of Allmerica Financial Investment Management
                            Services, Inc.

  Phillip E. Soule          Director (since 1996) and Vice President (since
   Director                 1987) of First Allmerica

ITEM 26.   PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

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________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica        Financial      Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
       |                                                               |                                               |
       |                                  ___________________________________________________________          ________________
       |                                          |                    |                  |                            |
       |                                         100%                99.2%               100%                         100%
       |                                      Advantage            Allmerica           Allmerica                First Sterling
       |                                      Insurance              Trust           Financial Life               Reinsurance
       |                                     Network, Inc.       Company, N.A.       Insurance and                  Company
       |                                                                            Annuity Company                 Limited
       |
       |                                       Delaware       Federally Chartered      Delaware                     Bermuda
       |                                                               |
       |                                       ________________________________________________________________
       |                                               |               |               |               |
       |                                              100%            100%            100%            100%
       |                                            Allmerica       Allmerica       Allmerica       Allmerica
       |                                          Investments,     Investment       Financial       Financial
       |                                              Inc.         Management      Investment       Services
       |                                                          Company, Inc.    Management       Insurance
       |                                                                         Services, Inc.    Agency, Inc.
       |
       |                                         Massachusetts   Massachusetts   Massachusetts   Massachusetts
       |
________________________________________________________________
       |              |                |               |
      100%           100%             100%            100%
    Allmerica   Sterling Risk       Allmerica       Allmerica
    Property      Management     Benefits, Inc.       Asset
  & Casualty   Services, Inc.                      Management,
Companies, Inc.                                      Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



_______________   ----------------   ----------------
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          ---------------   ----------------
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ...............
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


          _______________   ________________
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

              ALLMERICA FINANCIAL LIFE  INSURANCE AND ANNUITY COMPANY

           NAME                     ADDRESS            TYPE OF BUSINESS
           ----                     -------            ----------------

 AAM Equity Fund                 440 Lincoln Street  Massachusetts Grantor
                                 Worcester MA 01653  Trust

 AAM Growth &  Income Fund,      440 Lincoln Street  Limited Partnership
 L.P.                            Worcester MA 01653

 Advantage Insurance             440 Lincoln Street  Insurance Agency
 Network, Inc.                   Worcester MA 01653

 AFC Capital Trust I             440 Lincoln Street  Statutory Business Trust
                                 Worcester MA 01653

 Allmerica Asset Management      440 Lincoln Street  Investment advisory
 Limited                         Worcester MA 01653  services

 Allmerica Asset Management,     440 Lincoln Street  Investment advisory
 Inc.                            Worcester MA 01653  services

 Allmerica Benefits, Inc.        440 Lincoln Street  Non-insurance medical
                                 Worcester MA 01653  services

 Allmerica Equity Index Pool     440 Lincoln Street  Massachusetts Grantor
                                 Worcester MA 01653  Trust

 Allmerica Financial Alliance    100 North Parkway   Multi-line property and
 Insurance Company               Worcester MA 01605  casualty insurance

 Allmerica Financial Benefit     100 North Parkway   Multi-line property and
 Insurance Company               Worcester MA 01605  casualty insurance

 Allmerica Financial             440 Lincoln Street  Holding Company
 Corporation                     Worcester MA 01653

 Allmerica Financial Insurance   440 Lincoln Street  Insurance Broker
 Brokers, Inc.                   Worcester MA 01653

 Allmerica Financial Life        440 Lincoln Street  Life insurance, accident
 Insurance and Annuity Company   Worcester MA 01653  and health insurance,
 (formerly known as SMA Life                         annuities, variable
 Assurance Company)                                  annuities and variable
                                                     life insurance

 Allmerica Financial Services    440 Lincoln Street  Insurance Agency
 Insurance Agency, Inc.          Worcester MA 01653

 Allmerica Funding Corp.         440 Lincoln Street  Special purpose funding
                                 Worcester MA 01653  vehicle for commercial
                                                     paper

 Allmerica, Inc.                 440 Lincoln Street  Common employer for
                                 Worcester MA 01653  Allmerica Financial
                                                     Corporation entities

 Allmerica Financial Investment  440 Lincoln Street  Investment advisory
 Management Services, Inc.       Worcester MA 01653  services
 (formerly known as Allmerica
 Institutional Services, Inc.
 and 440 Financial Group of
 Worcester, Inc.)

 Allmerica Investment            440 Lincoln Street  Investment advisory
 Management Company, Inc.        Worcester MA 01653  services

 Allmerica Investments, Inc.     440 Lincoln Street  Securities, retail
                                 Worcester MA 01653  broker-dealer

 Allmerica Investment Trust      440 Lincoln Street  Investment Company
                                 Worcester MA 01653

 Allmerica Plus Insurance        440 Lincoln Street  Insurance Agency
 Agency, Inc.                    Worcester MA 01653

 Allmerica Property & Casualty   440 Lincoln Street  Holding Company
 Companies, Inc.                 Worcester MA 01653

 Allmerica Securities Trust      440 Lincoln Street  Investment Company
                                 Worcester MA 01653

 Allmerica Services Corporation  440 Lincoln Street  Internal administrative
                                 Worcester MA 01653  services provider to
                                                     Allmerica Financial
                                                     Corporation entities

 Allmerica Trust Company, N.A.   440 Lincoln Street  Limited purpose national
                                 Worcester MA 01653  trust company

 AMGRO, Inc.                     100 North Parkway   Premium financing
                                 Worcester MA 01605

 Citizens Corporation            440 Lincoln Street  Holding Company
                                 Worcester MA 01653

 Citizens Insurance Company of   645 West Grand      Multi-line property and
 America                         River               casualty insurance
                                 Howell MI 48843

 Citizens Insurance Company of   333 Pierce Road     Multi-line property and
 Illinois                        Itasca IL 60143     casualty insurance

 Citizens Insurance Company of   3950 Priority Way   Multi-line property and
 the Midwest                     South Drive, Suite  casualty insurance
                                 200
                                 Indianapolis IN
                                 46280

 Citizens Insurance Company of   8101 N. High        Multi-line property and
 Ohio                            Street              casualty insurance
                                 P.O. Box 342250
                                 Columbus OH 43234

 Citizens Management, Inc.       645 West Grand      Services management
                                 River               company
                                 Howell MI 48843

 Financial Profiles              5421 Avenida        Computer software company
                                 Encinas
                                 Carlsbad, CA
                                 92008

 First Allmerica Financial Life  440 Lincoln Street  Life, pension, annuity,
 Insurance Company (formerly     Worcester MA 01653  accident and health
 State Mutual Life Assurance                         insurance company
 Company of America)

 First Sterling Limited          440 Lincoln Street  Holding Company
                                 Worcester MA 01653

 First Sterling Reinsurance      440 Lincoln Street  Reinsurance Company
 Company Limited                 Worcester MA 01653

 Greendale Special Placements    440 Lincoln Street  Massachusetts Grantor
 Fund                            Worcester MA 01653  Trust

 The Hanover American Insurance  100 North Parkway   Multi-line property and
 Company                         Worcester MA 01605  casualty insurance

 The Hanover Insurance Company   100 North Parkway   Multi-line property and
                                 Worcester MA 01605  casualty insurance

 Hanover Texas Insurance         801 East Campbell   Attorney-in-fact for
 Management Company, Inc.        Road                Hanover Lloyd's Insurance
                                 Richardson TX       Company
                                 75081

 Hanover Lloyd's Insurance       801 East Campbell   Multi-line property and
 Company                         Road                casualty insurance
                                 Richardson TX
                                 75081

 Lloyds Credit Corporation       440 Lincoln Street  Premium financing service
                                 Worcester MA 01653  franchises

 Massachusetts Bay Insurance     100 North Parkway   Multi-line property and
 Company                         Worcester MA 01605  casualty insurance

 Sterling Risk Management        440 Lincoln Street  Risk management services
 Services, Inc.                  Worcester MA 01653

ITEM 27.  NUMBER OF CONTRACT HOLDERS

     As of August 31, 1999, there were 78,842 Contract holders of qualified Contracts and 23,364 Contract holders of non-qualified Contracts.

ITEM 28.  INDEMNIFICATION

     Article VIII of the Bylaws of Allmerica Financial Life Insurance and
     Annuity Company (the Depositor) states:   Each Director and each Officer of
     the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29.  PRINCIPAL UNDERWRITERS

  (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

       X VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

       X Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

          -  Allmerica Investment Trust

  (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
       440 Lincoln Street
       Worcester, Massachusetts 01653

          NAME                POSITION OR OFFICE WITH UNDERWRITER
          ----                -----------------------------------
     Emil J. Aberizk, Jr.     Vice President

     Edward T. Berger         Vice President and Chief Compliance Officer

     Mary Eldridge            Secretary

     Philip L. Heffernan      Vice President

     Daniel Mastrototaro      Vice President

     John F. Kelly            Director

     William F. Monroe, Jr.   Vice President

     David J. Mueller         Vice President and Controller

     John F. O'Brien          Director

     Stephen Parker           President, Director and Chief Executive Officer

     Edward J. Parry, III     Treasurer

     Richard M. Reilly        Director

     Eric A. Simonsen         Director

     Mark G. Steinberg        Senior Vice President

     (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), the aggregate amount of commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, was $36,853,600.78 for sales of variable contracts funded by the Registrant in 1998. No commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.


ITEM 31.  MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.  UNDERTAKINGS

     (a) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

     (b) The Registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Policies are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.


ITEM 33.  REPRESENTATIONS  CONCERNING WITHDRAWAL  RESTRICTIONS ON SECTION 403(b)
               PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of Allmerica Financial Life Insurance and Annuity Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11).

     Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the withdrawal restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (I) the restrictions on withdrawal imposed by the Program and by
          Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 1st of October, 1999.

                              SEPARATE ACCOUNT VA-K OF
               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

          By: /s/ Mary Eldridge
              --------------------------------
              Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                 Title                            Date
----------                 -----                            ----
 /s/ Warren E. Barnes      Vice President and Corporate     October 1, 1999
-------------------------  Controller
 Warren E. Barnes

 Edward J. Parry III*      Director, Vice President, Chief
-------------------------  Financial Officer and Treasurer

 Richard M. Reilly*        Director, President and
-------------------------  Chief Executive Officer

 John F. O'Brien*          Director and Chairman of the
-------------------------  Board

 Bruce C. Anderson*        Director
-------------------------

 Robert E. Bruce*          Director and Chief Information
-------------------------  Officer

 John P. Kavanaugh*        Director, Vice President and
-------------------------  Chief Investment Officer

 John F. Kelly*            Director, Vice President and
-------------------------  General Counsel

 J. Barry May*             Director
-------------------------

 James R. McAuliffe*       Director
-------------------------

 Robert P. Restrepo, Jr.*  Director
-------------------------

 Eric A. Simonsen*         Director and Vice President
-------------------------

 Phillip E. Soule*         Director
-------------------------

*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated July 1, 1999 duly executed by such persons.

/s/ Sheila B. St. Hilaire
---------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                                EXHIBIT TABLE

Exhibit 4      Contract Form A3029-99

Exhibit 8(f)   Directors' Power of Attorney

Exhibit 9      Opinion of Counsel

Exhibit 10     Consent of Independent Accountants

Exhibit 13     Schedule for Computation of Performance Quotations